UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                       Pacific Magtron International Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    694532102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Copy to:

Wayne I. Danson
President and Chief Executive Officer       Gary A. Miller
Advanced Communications Technologies, Inc.  Eckert Seamans Cherin & Mellott, LLC
420 Lexington Avenue                        1515 Market Street, Ninth Floor
New York, NY 10170                          Philadelphia, PA  19102-1909
(646) 227-1600                              (215) 851-8400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 30, 2004
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                                  SCHEDULE 13D

CUSIP No.  694532102


1. Name of Reporting Person: Advanced Communications Technologies, Inc. I.R.S. Identification No.: 65-0738251

2.    Check the Appropriate Box if a Member of a Group (a) |_|
                                                       (b) |_|

3.    SEC Use Only

4.    Source of Funds: WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) |_|

6.    Citizenship or Place of Organization: Florida

Number of                    7. Sole Voting Power:           6,454,300
 Shares
Beneficially                 8. Shared Voting Power:         - 0 -
 Owned by
   Each                      9. Sole Dispositive Power:      6,454,300
Reporting
 Person                      10.Shared Dispositive Power:    - 0 -
  With

11.   Aggregate Amount Beneficially Owned by Each Reporting Person:  6,454,300

12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                |_|

13.   Percent of Class Represented by Amount in Row (11): 61.56%

14.   Type of Reporting Person: CO

      This statement amends Items 3, 4, 6 and 7 of the Schedule 13D of Advanced Communications Technologies, Inc. (the "Reporting Person") filed on December 20, 2004 (the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the meaning ascribed to such terms in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On December 30, 2004, the Reporting Person completed its purchase from the Sellers of 6,454,300 shares of Common Stock of the Company for the aggregate purchase price of $500,000 pursuant to the terms of the Purchase Agreement described in the Schedule 13D.

      At the Closing, the Reporting Person delivered to the Sellers the Notes in the aggregate principal amount of $500,000 as described in the Schedule 13D. The Reporting Person expects to use funds out of its working capital to repay all amounts due and owing under the Notes. The Reporting Person's payment obligations under the Notes are secured by the PMIC Shares pursuant to the Pledge Agreement, which was entered into at the Closing and which is described in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION.

      In April 2004, the Reporting Person formed Encompass Group Affiliates, Inc. ("Encompass") as a Delaware corporation and wholly-owned subsidiary of the Reporting Person for the purpose of Encompass becoming the Reporting Person's principal operating unit. In June 2004, a wholly-owned subsidiary of Encompass, Cyber-Test, Inc., a Delaware corporation ("Cyber-Test Delaware"), acquired the business and assets of another entity named Cyber-Test, Inc., a Florida-based, electronic equipment repair company. Upon consummation of the acquisition, Cyber-Test Delaware became the core operating business of Encompass. Cyber-Test Delaware provides original equipment manufacturers, retail stores, national dealers and third-party warranty companies with service options for repair, exchange, parts and warranty support for office equipment and computer peripheral products, including facsimile machines, printers, scanners, PDAs, laptop computers, monitors, and multi-function units, as well as the repair of point of sale equipment. In June 2004, the Reporting Person, through Encompass, also acquired licenses to certain assets of Hy-Tech Computer Systems, Inc., which is a wholly-owned subsidiary of Hy-Tech Technology Group, Inc., an electronic equipment repair and sales company (the "HYTT Transaction"). In connection with the HYTT Transaction, the Reporting Person hired Martin Nielson as its Senior Vice President - Acquisitions and appointed him as a director of the Reporting Person and as Chief Executive Officer of Encompass.

      The Reporting Person seeks to expand the business of its subsidiaries into vertically integrated technology and service businesses. The Reporting Person believes that its acquisition of the PMIC Shares is consistent with this goal and represents an expansion of the Reporting Person's investments in businesses engaged in office equipment and computer peripheral product sale and repair services.

      In connection with the Closing under the Purchase Agreement, Theodore S. Li resigned from his positions as Chief Executive Officer, President and Treasurer of the Company and all positions held by him as director and/or officer of the Company's subsidiaries. He remains Chief Financial Officer and was appointed Chief Operating Officer of the Company. Mr. Li remains a member of the Board of Directors of the Company. Hui Cynthia Lee has retained her position of Senior Vice President, but resigned as Secretary and a director of the Company and each position held by her with any subsidiary of the Company. Each of Mr. Li and Ms. Lee entered into an employment agreement with the Company, Encompass and the Reporting Person pursuant to which Mr. Li and Ms. Lee are now employed by the Company. Each of Jey Hsin Yao, Hank C. Ta and Raymond Crouse also resigned as directors of the Company and each other position any of them held with the Company or any of its subsidiaries. Mr. Nielson was appointed as a director, Chairman of the Board and Chief Executive Officer of the Company, John
E. Donahue was appointed as a director of the Company and Anthony Lee was appointed Treasurer and Secretary of the Company. The Reporting Person contemplates that it will recommend additional individuals to be appointed as non-employee members of the Board of Directors of the Company, but such individuals have not been determined as of the date of this report.

      In connection with the Closing, the Company modified the terms of its Series A Preferred Stock pursuant to the terms of the Series A Agreement described in the Schedule 13D. To effect the changes to the Series A Preferred Stock, the Company filed an Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Preferred Stock with the Nevada Secretary of State effective December 31, 2004. Additionally, as part of the Series A Agreement, Stonestreet forfeited a Stock Purchase Warrant, exercisable for 300,000 shares of the Company's Common Stock, that was issued to Stonestreet in connection with the original issuance of the Series A Preferred Stock.

      The Reporting Person intends to propose to the Board of Directors of the Company that the Company change its fiscal year end to June 30th from its current fiscal year end of December 31st. The Reporting Person contemplates that it will consolidate the Company's financial results with the financial results of the Reporting Person and its other consolidated subsidiaries.

      While the Reporting Person has not yet formulated any further specific plans or proposals with respect to its relationship with the Company, it anticipates that its investment will provide mutually advantageous opportunities and that it will consider other transactions involving the Company and its subsidiaries and their respective assets, including potential acquisitions of, or mergers with, third parties that would further diversify the Reporting Person's overall investments.

      Except as set forth in this Item 4, the Reporting Person and the other persons named in Item 2 of the Schedule 13D (based on information provided by such individuals) have no specific present plans or proposals which relate to or would result in any of the following (although the Reporting Person reserves the right to develop such plans or proposals or any other plans relating to the Company and to take action with respect thereto): (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company;
(vi) any other material change in the Company's business or corporate structure;
(vii) changes in the Company's certificate of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

      The Reporting Person, without the consent of the Company, may purchase additional shares of Common Stock in the open market or in private transactions at any time. While the Reporting Person now owns a majority of the Company's outstanding Common Stock, the Reporting Person currently intends for the Company to remain a publicly held company.

      Notwithstanding the foregoing, the following information is included herein to disclose certain factors that could become applicable if a determination were made by the Reporting Person at a future date to acquire a substantial number of additional shares of Common Stock.

      Shares of Common Stock are traded on the Over-the-Counter Bulletin Board. If additional shares of Common Stock are purchased by the Reporting Person, such purchase would reduce the number of such shares that might otherwise trade publicly and may reduce the number of holders of such shares and, depending on the number of such shares so purchased, could adversely affect the liquidity and market value of the remaining such shares held by the public.

      The Company is subject to the reporting requirements of the Exchange Act. Such reporting requirements may be terminated upon application to the Securities and Exchange Commission if there are fewer than 300 holders of record of such shares. The termination of the registration of the Common Stock under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and would render inapplicable certain provisions of the Exchange Act. If the Reporting Person was to acquire a substantial number of shares of Common Stock, the ability of affiliates of the Company and of persons holding such shares which are "restricted securities" of the Company to dispose of such shares under Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

      The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on representations made by the Sellers in the Purchase Agreement. The Reporting Person disclaims responsibility for the accuracy of the number of shares of Common Stock issued and outstanding and the resulting percentage calculations.

      The Reporting Person beneficially owns 6,454,300 shares of Common Stock, which represent approximately 61.56% of the Common Stock issued and outstanding.

      Except as indicated herein, neither the Reporting Person nor any other person named in Item 2 to the Schedule 13D (based on information provided by such individuals) presently beneficially owns any Common Stock. Except as described herein, no transactions in Common Stock were effected during the past 60 days by the Reporting Person or any other person named in Item 2 of the
Schedule 13D (based on information provided by such individuals).

      The 6,454,300 shares of Common Stock beneficially owned by the Reporting Person are currently pledged to the Sellers under the Pledge Agreement described in the Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The Sellers under the Purchase Agreement were Theodore S. Li and Hui Cynthia Lee. The 6,454,300 shares of Common Stock beneficially owned by the Reporting Person are currently pledged to the Sellers under the Pledge Agreement described in the Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      A. Stock Purchase Agreement, dated as of December 10, 2004, among Advanced Communications Technologies, Inc., Theodore S. Li and Hui Cynthia Lee (filed with the Schedule 13D).

      B. 6% Secured Convertible Promissory Note, dated December 30, 2004, issued to Theodore S. Li.

      C. 6% Secured Convertible Promissory Note, dated December 30, 2004, issued to Hui Cynthia Lee.

      D. Custodial and Stock Pledge Agreement, dated December 30, 2004, among Advanced Communications Technologies, Inc., Theodore S. Li and Hui Cynthia Lee, and Quarles & Brady Streich Lang LLP.

      E. Employment Agreement, dated December 30, 2004, among Pacific Magtron International Corp., Advanced Communications Technologies, Inc., Encompass Group Affiliates, Inc., and Theodore S. Li.

      F. Employment Agreement, dated December 30, 2004, among Pacific Magtron International Corp., Advanced Communications Technologies, Inc., Encompass Group Affiliates, Inc., and Hui Cynthia Lee.

      G. Agreement dated December 10, 2004, between Pacific Magtron International Corp. and Stonestreet LP (filed with the Schedule
            13D).

      H. Amended and Restated Certificate of Designation of Preferences, Rights and Limitations of Series A Redeemable Convertible Preferred Stock of Pacific Magtron International Corp. (filed with the
            Schedule 13D).

SIGNATURES.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       ADVANCED COMMUNICATIONS
                                       TECHNOLOGIES, INC.

        January 10, 2005               By: /s/ Wayne I. Danson
----------------------------               ------------------------------
           Date                            Wayne I. Danson
                                           President and Chief Financial Officer

Exhibit B

THIS SECURED CONVERTIBLE PROMISSORY NOTE, AND THE SECURITIES INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, THE "SECURITIES"), HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND REGULATION D THEREUNDER. THE SECURITIES ARE "RESTRICTED" AND MAY NOT BE OFFERED OR SOLD UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE LAW OR PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS THEREOF AND THE COMPANY IS PROVIDED WITH AN OPINION OF COUNSEL OR OTHER SUCH INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH EXEMPTIONS ARE AVAILABLE.

                       SECURED CONVERTIBLE PROMISSORY NOTE

                   ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                     6% Secured Convertible Promissory Note

                              Due December 29, 2005

No.  1                                                               $166,889.00

      This Secured Convertible Promissory Note (this "Note") is issued by ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., a Florida corporation (the "Company"), to THEODORE S. LI (together with his permitted successors and assigns, the "Holder") pursuant to exemptions from registration under the Securities Act of 1933, as amended. Capitalized terms not otherwise defined herein shall have the meanings given such terms in that certain Stock Purchase Agreement of even date herewith by and between the Company, the initial Holder and the other parties named therein (the "Purchase Agreement").

ARTICLE I.

      Section 1.01 Principal and Interest. For value received on December 30, 2004 (the "Issue Date"), the Company hereby promises to pay on December 29, 2005 (the "Maturity Date") to the order of the Holder in lawful money of the United States of America and in immediately available funds the principal sum of One Hundred Sixty-Six Thousand Eight Hundred Eight-Nine Dollars (US $166,889.00), together with accrued and unpaid interest on the unpaid principal of this Note at the annual simple rate of six percent (6%) (computed on the basis of a 365/6-day year and the actual days elapsed) from the Issue Date until all amounts due and owing hereunder by the Company to the Holder have been paid in full. Upon the occurrence and during the continuance of an Event of Default (as defined below) interest on the unpaid principal amount of this Note shall accrue at the annual simple rate of ten percent (10%) (computed on the basis of a 365/6-day year and the actual days elapsed).

      Section 1.02 Optional Conversion. On or after the Issue Date, the Holder shall be entitled, at its option, to convert, at any time and from time to time, until payment in full of all amounts due and owing under this Note, all or any part of the unpaid principal amount of the Note, into shares (the "Conversion Shares") of the Company's common stock, no par value per share, ("Common Stock"), at a price per share (the "Conversion Price") equal to $0.01, subject to adjustment for stock splits, reverse stock splits and other recapitalizations effected by the Company. To convert this Note, the Holder shall deliver written notice thereof, substantially in the form of Exhibit "A" to this Note, with appropriate insertions (the "Conversion Notice"), to the Company in accordance with Section 6.01 hereof. The date set forth in the Conversion Notice shall be deemed to be the date upon which the conversion shall be effective (the "Conversion Date").

      Section 1.03 Right of Repurchase/Redemption. At any time on or prior to the Maturity Date, the Company shall, at its option, have the right to redeem, upon three (3) business days prior written notice to the Holder (the "Redemption Notice"), a portion or all of the outstanding amount due and owing under this Note (the "Redemption Right"). The redemption price shall be one hundred ten percent (110%) of the principal amount redeemed. Upon redemption, the Company shall also pay all accrued and unpaid interest thereon. The third business day after the Holder's receipt of the Redemption Notice shall be referred to herein as the "Redemption Date." Once the Company has issued to the Holder a Redemption Notice, the Holder may continue to execute conversions at any time, and from time to time, on or prior to the business day immediately preceding the Redemption Date. Notwithstanding the foregoing, payment by the Company on or after the Maturity Date of all amounts due and owing hereunder shall not be deemed an exercise by the Company of its Redemption Right.

                                  ARTICLE II.

      Section 2.01 Amendments and Waiver of Default. This Note may be amended solely with the written consent of the Holder and the Company.

                                  ARTICLE III.

      Section 3.01 Events of Default. An Event of Default is defined as follows: the Company shall (i) make a general assignment for the benefit of creditors;
(ii) be adjudicated as bankrupt or insolvent; (iii) file a voluntary petition in bankruptcy; (iv) have a petition or proceeding filed against it under any bankruptcy or insolvency law or statute of the United States of America or any state or jurisdiction thereof, which petition or proceeding is not dismissed within ninety (90) days from the date of commencement thereof; or (v) have a receiver, trustee, custodian, conservator or other person appointed by any court to take charge of the Company's affairs, assets or business and such appointment is not vacated or discharged within ninety (90) days thereafter.

      Section 3.02 Remedy. Upon the occurrence of an Event of Default, the Holder may declare the principal amount hereof, and all accrued and unpaid interest, to be forthwith due and payable whereupon the same shall immediately become due and payable.

                                  ARTICLE IV.

      Section 4.01 Re-issuance of Note. If and whenever the Holder elects to convert a part of the Note pursuant to Section 1.02 hereof, the Company shall reissue a new Note in the same form as this Note to reflect the new principal amount.

      Section 4.02 Termination of Conversion Rights. The Holder's right to convert all or any portion of the unpaid principal amount under this Note into Conversion Shares in accordance with Section 1.02 hereof shall terminate on the date that all amounts due and owing hereunder are paid in full.

                                   ARTICLE V.

      Section 5.01 Security Interest. To secure the Company's payment obligations hereunder, the Company hereby grants to the Holder a security interest in and to those Shares delivered by the Holder pursuant to the Purchase Agreement and the Pledge Agreement. Such security interest will be a first priority lien provided there are no Encumbrances on the Shares on the Closing Date.

                                  ARTICLE VI.

      Section 6.01 Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Note must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by facsimile; (iii) three (3) business days after being sent by U.S. certified mail, return receipt requested; or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                 if to the Company:

                          Advanced Communications Technologies, Inc.
                          420 Lexington Avenue, Suite 2739
                          New York, NY  10170
                          Attention: Wayne Danson, Chief Executive Officer
                          Facsimile:  646.227.1666

                 With a copy to:

                          Eckert Seamans Cherin & Mellott, LLC
                          1515 Market Street - 9th Floor
                          Philadelphia, PA  19102
                          Attention:  Gary A. Miller, Esquire
                          Facsimile:  215.851.8383
                 if to the Holder:

                          Theodore S. Li
                          [Address]
                          ------------------------

                 with a copy to:

                          Quarles & Brady Streich Lang LLP
                          Renaissance One
                          Two N. Central Avenue
                          Phoenix, Arizona  85004-2391
                          Attention:  Christian J. Hoffmann, III, Esquire
                          Fax:  602-420-5008

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

      Section 6.02 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of choice of law or conflicts of laws that would defer to the substantive law of another jurisdiction. The Company and the Holder irrevocably consent to the jurisdiction of the United States federal courts and the state courts located in the State of New York in any suit or proceeding based on or arising under this Note and irrevocably agree that any and all claims arising out of this Note or related to the transactions contemplated by this Note shall be determined exclusively in such courts. The Company and the Holder irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding. The Company and the Holder further agree that service of process mailed by first class mail shall be deemed in every respect effective service of process in any such suit or proceeding. Nothing herein shall affect the right of either the Company or the Holder to serve process in any other manner permitted by law. The Company and the Holder agree that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

      Section 6.03 Severability. The invalidity of any of the provisions of this Note shall not invalidate or otherwise affect any of the other provisions of this Note, which shall remain in full force and effect.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, with the intent to be legally bound hereby, the Company has executed this Note as of the date first written above.

                                    ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                                    By:    /s/ Wayne I. Danson
                                       -----------------------------------------
                                    Name:  Wayne I. Danson
                                    Title: President and Chief Financial Officer

                                   EXHIBIT "A"

                              NOTICE OF CONVERSION

           (To be executed by the Holder in order to Convert the Note)

TO:

      The undersigned hereby irrevocably elects to convert $ of the principal amount of the above Note into Shares of Common Stock of ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
                                      ------------------------------------------
Applicable Conversion Price:
                                      ------------------------------------------
Signature:
                                      ------------------------------------------
Name:
                                      ------------------------------------------
Address:
                                      ------------------------------------------
Amount to be converted:  $
                                      ------------------------------------------
Amount of Note unconverted: $
                                      ------------------------------------------
Conversion Price per share: $
                                      ------------------------------------------
Number of shares of Common Stock to be
issued:
                                      ------------------------------------------

Exhibit C

THIS SECURED CONVERTIBLE PROMISSORY NOTE, AND THE SECURITIES INTO WHICH IT IS CONVERTIBLE (COLLECTIVELY, THE "SECURITIES"), HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE. THE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER SECTION 4(2) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND REGULATION D THEREUNDER. THE SECURITIES ARE "RESTRICTED" AND MAY NOT BE OFFERED OR SOLD UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE LAW OR PURSUANT TO AVAILABLE EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS THEREOF AND THE COMPANY IS PROVIDED WITH AN OPINION OF COUNSEL OR OTHER SUCH INFORMATION AS IT MAY REASONABLY REQUIRE TO CONFIRM THAT SUCH EXEMPTIONS ARE AVAILABLE.

                       SECURED CONVERTIBLE PROMISSORY NOTE

                   ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                     6% Secured Convertible Promissory Note

                              Due December 29, 2005

No.  2                                                               $333,111.00

      This Secured Convertible Promissory Note (this "Note") is issued by ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., a Florida corporation (the "Company"), to HUI CYNTHIA LEE (together with her permitted successors and assigns, the "Holder") pursuant to exemptions from registration under the Securities Act of 1933, as amended. Capitalized terms not otherwise defined herein shall have the meanings given such terms in that certain Stock Purchase Agreement of even date herewith by and between the Company, the initial Holder and the other parties named therein (the "Purchase Agreement").

                                   ARTICLE I.

      Section 1.01 Principal and Interest. For value received on December 30, 2004 (the "Issue Date"), the Company hereby promises to pay on December 29, 2005 (the "Maturity Date") to the order of the Holder in lawful money of the United States of America and in immediately available funds the principal sum of Three Hundred Thirty Three Thousand One Hundred Eleven Dollars (US $333,111.00), together with accrued and unpaid interest on the unpaid principal of this Note at the annual simple rate of six percent (6%) (computed on the basis of a 365/6-day year and the actual days elapsed) from the Issue Date until all amounts due and owing hereunder by the Company to the Holder have been paid in full. Upon the occurrence and during the continuance of an Event of Default (as defined below) interest on the unpaid principal amount of this Note shall accrue at the annual simple rate of ten percent (10%) (computed on the basis of a 365/6-day year and the actual days elapsed).

      Section 1.02 Optional Conversion. On or after the Issue Date, the Holder shall be entitled, at its option, to convert, at any time and from time to time, until payment in full of all amounts due and owing under this Note, all or any part of the unpaid principal amount of the Note, into shares (the "Conversion Shares") of the Company's common stock, no par value per share, ("Common Stock"), at a price per share (the "Conversion Price") equal to $0.01, subject to adjustment for stock splits, reverse stock splits and other recapitalizations effected by the Company. To convert this Note, the Holder shall deliver written notice thereof, substantially in the form of Exhibit "A" to this Note, with appropriate insertions (the "Conversion Notice"), to the Company in accordance with Section 6.01 hereof. The date set forth in the Conversion Notice shall be deemed to be the date upon which the conversion shall be effective (the "Conversion Date").

      Section 1.03 Right of Repurchase/Redemption. At any time on or prior to the Maturity Date, the Company shall, at its option, have the right to redeem, upon three (3) business days prior written notice to the Holder (the "Redemption Notice"), a portion or all of the outstanding amount due and owing under this Note (the "Redemption Right"). In the event the Company exercises its Redemption Right on or prior to July __, 2005, the redemption price shall be one hundred five percent (105%) of the principal amount redeemed, thereafter the redemption price shall be one hundred ten percent (110%) of the principal amount redeemed. Upon redemption, the Company shall also pay all accrued and unpaid interest thereon. The third business day after the Holder's receipt of the Redemption Notice shall be referred to herein as the "Redemption Date." Once the Company has issued to the Holder a Redemption Notice, the Holder may continue to execute conversions at any time, and from time to time, on or prior to the business day immediately preceding the Redemption Date. Notwithstanding the foregoing, payment by the Company on or after the Maturity Date of all amounts due and owing hereunder shall not be deemed an exercise by the Company of its Redemption Right.

                                  ARTICLE II.

      Section 2.01 Amendments and Waiver of Default. This Note may be amended solely with the written consent of the Holder and the Company.

                                  ARTICLE III.

      Section 3.01 Events of Default. An Event of Default is defined as follows: the Company shall (i) make a general assignment for the benefit of creditors;
(ii) be adjudicated as bankrupt or insolvent; (iii) file a voluntary petition in bankruptcy; (iv) have a petition or proceeding filed against it under any bankruptcy or insolvency law or statute of the United States of America or any state or jurisdiction thereof, which petition or proceeding is not dismissed within ninety (90) days from the date of commencement thereof; or (v) have a receiver, trustee, custodian, conservator or other person appointed by any court to take charge of the Company's affairs, assets or business and such appointment is not vacated or discharged within ninety (90) days thereafter.

      Section 3.02 Remedy. Upon the occurrence of an Event of Default, the Holder may declare the principal amount hereof, and all accrued and unpaid interest, to be forthwith due and payable whereupon the same shall immediately become due and payable.

                                  ARTICLE IV.

      Section 4.01 Re-issuance of Note. If and whenever the Holder elects to convert a part of the Note pursuant to Section 1.02 hereof, the Company shall reissue a new Note in the same form as this Note to reflect the new principal amount.

      Section 4.02 Termination of Conversion Rights. The Holder's right to convert all or any portion of the unpaid principal amount under this Note into Conversion Shares in accordance with Section 1.02 hereof shall terminate on the date that all amounts due and owing hereunder are paid in full.

                                   ARTICLE V.

      Section 5.01 Security Interest. To secure the Company's payment obligations hereunder, the Company hereby grants to the Holder a security interest in and to those Shares delivered by the Holder pursuant to the Purchase Agreement and the Pledge Agreement. Such security interest will be a first priority lien provided there are no Encumbrances on the Shares on the Closing Date. ARTICLE VI.

      Section 6.01 Notices. Any notices, consents, waivers, or other communications required or permitted to be given under the terms of this Note must be in writing and will be deemed to have been delivered (i) upon receipt, when delivered personally; (ii) upon confirmation of receipt, when sent by facsimile; (iii) three (3) business days after being sent by U.S. certified mail, return receipt requested; or (iv) one (1) business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

                  if to the Company:

                           Advanced Communications Technologies, Inc.
                           420 Lexington Avenue, Suite 2739
                           New York, NY  10170
                           Attention:  Wayne Danson, Chief Executive Officer
                           Facsimile:  646.227.1666

                  With a copy to:

                           Eckert Seamans Cherin & Mellott, LLC
                           1515 Market Street - 9th Floor
                           Philadelphia, PA  19102
                           Attention:  Gary A. Miller, Esquire
                           Facsimile:  215.851.8383
                  if to the Holder:

                           Hui Cynthia Lee
                           [Address]
                           ------------------------

                  with a copy to:

                           Quarles & Brady Streich Lang LLP
                           Renaissance One
                           Two N. Central Avenue
                           Phoenix, Arizona  85004-2391
                           Attention:  Christian J. Hoffmann, III, Esquire
                           Fax:  602-420-5008

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

      Section 6.02 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of choice of law or conflicts of laws that would defer to the substantive law of another jurisdiction. The Company and the Holder irrevocably consent to the jurisdiction of the United States federal courts and the state courts located in the State of New York in any suit or proceeding based on or arising under this Note and irrevocably agree that any and all claims arising out of this Note or related to the transactions contemplated by this Note shall be determined exclusively in such courts. The Company and the Holder irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding. The Company and the Holder further agree that service of process mailed by first class mail shall be deemed in every respect effective service of process in any such suit or proceeding. Nothing herein shall affect the right of either the Company or the Holder to serve process in any other manner permitted by law. The Company and the Holder agree that a final non-appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on such judgment or in any other lawful manner.

      Section 6.03 Severability. The invalidity of any of the provisions of this Note shall not invalidate or otherwise affect any of the other provisions of this Note, which shall remain in full force and effect.

         [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

      IN WITNESS WHEREOF, with the intent to be legally bound hereby, the Company has executed this Note as of the date first written above.

                             ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.

                             By:    /s/ Wayne I. Danson
                                -------------------------------------------
                             Name:  Wayne I. Danson
                             Title: President and Chief Financial Officer

                                   EXHIBIT "A"

                              NOTICE OF CONVERSION

           (To be executed by the Holder in order to Convert the Note)

TO:

         The undersigned hereby irrevocably elects to convert $ of the principal amount of the above Note into Shares of Common Stock of ADVANCED COMMUNICATIONS TECHNOLOGIES, INC., according to the conditions stated therein, as of the Conversion Date written below.

Conversion Date:
                                      ------------------------------------------

Applicable Conversion Price:
                                      ------------------------------------------

Signature:
                                      ------------------------------------------
Name:

                                      ------------------------------------------

Address:
                                      ------------------------------------------

Amount to be converted:  $
                                      ------------------------------------------

Amount of Note unconverted: $
                                      ------------------------------------------

Conversion Price per share: $
                                      ------------------------------------------

Number of shares of Common Stock to be
issued:
                                      ------------------------------------------

Exhibit D

                      CUSTODIAL AND STOCK PLEDGE AGREEMENT


      THIS CUSTODIAL AND STOCK PLEDGE AGREEMENT ("Agreement"), dated as of December 30, 2004, is by and among ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. (referred to as the "Pledgor"), THEODORE S. LI and HUI CYNTHIA LEE (together, the "Pledgees") and QUARLES & BRADY STREICH LANG LLP ("Custodian").

      NOW, THEREFORE, in consideration of the premises and the mutual promises herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:

      1. Background.

      Pledgor and Pledgees are parties to that certain Stock Purchase Agreement, dated December 10, 2004 (the "Purchase Agreement"), pursuant to which Pledgees agreed to sell to Pledgor, and Pledgor agreed to purchase from Pledgees, all of the outstanding shares of common stock of Pacific Magtron International Corp. (the "Company") owned by Pledgees (the "Pledged Shares"). In exchange for the Pledged Shares, Pledgor issued to Sellers promissory notes in aggregate principal amount of $500,000 (each a "Note" and together the "Notes"). To secure the payment obligations of Pledgor under the Notes (the "Obligations"), Pledgor has agreed to grant to Pledgees a security interest in and to the Pledged Shares. Pledgor and Pledgees agree that until such time all amounts due and owing under the Notes are paid in full or until their earlier release in accordance with the terms hereof, as the case may be, the certificates representing the Pledged Shares shall be held in escrow by Custodian in accordance with the terms hereof.

      2. Pledge of Pledged Shares.

      2.1 As security for the full and prompt payment of the Notes, Pledgor hereby pledges to Pledgees all of the Pledged Shares and grants to Pledgees a lien upon and a continuing security interest in the Pledged Shares, subject to the terms and conditions of this Agreement. Such security interest will be a first priority lien provided there are no Encumbrances on the Shares on the Closing Date. Pledgor will execute and file a UCC-1 Financing Statements respecting the Shares. Upon payment of each Note the applicable Pledgee hereby authorizes the Pldgor to file a UCC-3 Financing Statement terminating the applicable UCC-1 Financing Statement.

      2.2 If Pledgor shall become entitled to receive or shall receive with respect to the Pledged Shares (i) any additional shares of capital stock of the Company; or (ii) any stock certificate, including without limitation, any certificate representing a stock dividend or in connection with any increase or reduction of capital, reclassification, merger, consolidation, sale of assets, combination of shares, stock split or other recapitalization; or (iii) any option, warrant or right, whether as an addition to, in substitution of or in exchange for any of the Pledged Shares, or otherwise; or (iv) any dividend or other distribution payable in property, or securities issued by a person other than the Company; then, in any such event, Pledgor shall receive and accept the same, in trust, as trustee for Pledgees, and shall deliver them immediately to Custodian, together with all necessary or appropriate endorsements of Pledgor. Any cash distributions received by Pledgor in respect of the Pledged Shares may be applied to reduce such of the Obligations as Pledgor may determine in its sole discretion.

      3. Delivery of Shares to Custodian.

      Concurrently with the execution and delivery of this Agreement, Pledgor hereby authorizes Pledgees to deliver, on behalf of Pledgor, to Custodian for the account of Sellers, the certificates representing all of the Pledged Shares, together with duly executed Stock Powers to Pledgees, in the form attached hereto as Exhibit "A", with signature guaranteed, permitting transfer of the Pledged Shares to Pledgees or its assignee, receipt of which is hereby acknowledged by the Custodian, to be held and released in accordance with the terms of this Agreement. Concurrently with the execution and delivery of this Agreement, Pledgor is also delivering to Pledgees letters addressed to the transfer agent of the Company (the "Transfer Agent"), informing the Transfer Agent of the pledge of the Pledged Shares, instructing the Transfer Agent to honor the Stock Powers delivered to Pledgees, and informing the Transfer Agent that Pledgor's address on the records of the transfer agent, during the term of this Agreement, shall be c/o Quarles & Brady Streich Lang LLP. Pledgor shall thereafter deliver to Custodian (a) any other certificates for the Pledged Shares as required by the terms of this Agreement, together with duly executed stock powers relating to such certificates, with signatures guaranteed; and (b) any documents or other evidence received of Pledgor's interest in any securities issued as a dividend, stock split or otherwise because of or with respect to the Pledged Shares or in exchange for the Pledged Shares, promptly after receiving such evidence, accompanied by duly executed stock powers or other appropriate instrument of transfer, with signatures guaranteed covering the same.

      4. Rights of Pledgor in the Pledged Shares.

      Unless and until an Event of Default (as that term is defined herein) shall have occurred, Pledgor shall be entitled to exercise all voting and other corporate rights in respect of the Pledged Shares (except for the right to receive dividends and distributions payable in kind, which shall be delivered to the Custodian), including, without limitation, all rights and privileges of conversion, exchange and subscription, as though Pledgor were the absolute owner of the Pledged Shares, subject to the pledge herein contained. Notwithstanding the foregoing, Pledgor covenants and agrees that it shall not vote any of the Pledged Shares in any way inconsistent with the provisions or intent of this Agreement. All rights of Pledgor to vote and give consents, waivers and ratifications, and to convert, exchange or subscribe (collectively referred to as the "Corporate Rights"), shall cease if an Event of Default hereunder shall occur. If an Event of Default shall occur, whether or not the Pledged Shares shall have been registered in Pledgees' name, Pledgee then shall have the right to exercise all Corporate Rights with respect to the Pledged Shares.

      5. Representations and Warranties.

      Pledgor represents and warrants to Pledgees that:

      (a) this Agreement has been duly authorized, executed and delivered by Pledgor;

      (b) the execution, delivery and performance by Pledgor of Pledgor's obligations under this Agreement does not and will not violate any provision of law or any judgment, order or regulation of any court or of any public or governmental agency or authority applicable to Pledgor or of the Articles of Incorporation or Bylaws of the Pledgor;

      (c) the execution, delivery and performance by Pledgor of Pledgor's obligations under this Agreement does not and will not conflict with or constitute a breach of or a default under any agreement, indenture or instrument to which Pledgor is a party or by which Pledgor or any of Pledgor's property is bound; and

      (d) this Agreement constitutes the legal, valid and binding obligation of Pledgor enforceable in accordance with its terms.

      6. Covenants.

      Pledgor covenants that until all of the Obligations have been satisfied in full it shall not sell, convey or otherwise dispose of any of the Pledged Shares or any interest in the Pledged Shares, or create, incur or permit to exist any pledge, mortgage, lien, charge or encumbrance or any security interest whatsoever in or with respect to any of the Pledged Shares, other than that created by this Agreement, nor attempt to do any of the foregoing.

      7. Release of Pledged Shares.

      7.1 Custodian shall disburse the Pledged Shares at any time pursuant to the joint written instructions of Pledgees and Pledgor (which may be executed and/or transmitted in counterparts).

      7.2 If, within ten (10) business days after a Maturity Date (as defined in the respective Notes), Custodian shall not have received a notice from the applicable Pledgee(s) that the Obligations to such Pledgee(s) have not been satisfied in full and that such Pledgee(s) disputes Pledgor's right to receive any Pledged Shares, Custodian shall deliver to Pledgor the Pro Rata Shares (as defined below) of the Pledgee(s) to which the Maturity Date relates. In the event Custodian receives such notice from the applicable Pledgee(s), Custodian shall release the Pledged Shares solely in accordance with Section 9.2 below.

      7.3 Upon delivery of all Pledged Shares by Custodian in accordance with the terms hereof, this Agreement shall terminate and be of no further force or effect.

      8. Events of Default.

      Any Event of Default under the Note shall be deemed an Event of Default hereunder.

      9. Pledgees' Remedies Upon Default.

      9.1 At any time after the occurrence of an Event of Default, any Pledgee may, at its option, deliver a certificate to the Custodian and Pledgor specifying the nature of the Event of Default. If, within ten business days (10) after its receipt of such certificate, the Custodian shall not have received written notice from Pledgor that it disputes the occurrence of such Event of Default then the Custodian shall release to such Pledgee(s) a certificate or certificates representing a percentage of the Pledged Shares equal to the ratio of the original principal amount of such Pledgee's Note to the aggregate original principal amount of all the Notes (with respect to any Pledgee, the "Pro Rata Shares"). In the event that Pledgor does deliver a timely notice to the Custodian that it disputes such determination, then Custodian shall release the Pledged Shares solely in accordance with Section 9.2 below.

      9.2 In the event any dispute arises between Pledgor and any Pledgee, Custodian shall release such Pledgee's Pro Rata Shares solely (i) upon its receipt of the joint written instructions of the applicable Pledgee(s) and Pledgor (which may be executed and/or transmitted in counterparts) or (ii) in accordance with a final judgment or final court order from a court of competent jurisdiction directing disposition of the applicable Pledged Shares (a "Court Order"). A judgment or order under any provision of this Agreement shall not be deemed to be final until the time within which an appeal may be taken therefrom has expired and no appeal has been taken, or until the entry of a judgment or order from which no appeal may be taken. Custodian shall be entitled to receive and may conclusively rely on an opinion of counsel to the presenting party to the effect that a Court Order as referred to in this Section is final and nonappealable and from a court of competent jurisdiction.

      10. Custodian

      10.1 Custodian undertakes to perform only such duties as are expressly set forth herein.

      10.2 Custodian may rely and shall be protected in acting or refraining from acting upon any notice, instruction or request furnished to it in writing hereunder and reasonably believed by it to be genuine and to have been signed or presented by the proper party or parties.

      10.3 Custodian shall not be liable for any action taken by it in good faith without gross negligence, and may consult with counsel of its own choice and shall have full and complete authorization and protection for any reasonable action taken or suffered by it hereunder in good faith and in accordance with the written opinion of such counsel.

      10.4 Custodian may resign and be discharged from its duties or obligations hereunder by giving notice in writing of such resignation specifying a date (not less than thirty (30) days after the giving of such notice) when such resignation shall take effect, and by transferring all funds then held by it pursuant to this Agreement to the successor custodian. Promptly after such notice, Pledgor and Pledgees shall by mutual agreement appoint a successor custodian, such custodian to hold the Pledged Shares upon the resignation date specified in such notice. If a successor custodian is not appointed within thirty (30) days, Custodian shall have the right to petition any court of competent jurisdiction for the appointment of a successor custodian. Pledgor and Pledgees may by mutual agreement at any time substitute a new custodian by giving fifteen (15) days' notice thereof to the Custodian then acting. Custodian shall continue to serve until its successor accepts the responsibility of Custodian and receives delivery of the Pledged Shares.

      10.5 Pledgor and Pledgees agree, jointly and severally, to indemnify Custodian for, and to hold it harmless against, any loss, liability or expense incurred by it, arising out of or in connection with its entering into this Agreement and carrying out its duties hereunder, including the costs and expenses of defending itself against any claim of liability in the premises, other than as incurred by reason of its willful or reckless misconduct or bad faith. The provisions of this section shall survive the resignation or removal of Custodian and the termination of this Agreement.

      10.6 Custodian's duties hereunder may be altered, amended, modified or revoked only by a writing signed by Pledgor, Pledgees and Custodians.

      10.7 Custodian is hereby expressly authorized to disregard any and all warnings given by any of the parties hereto or by any other person or corporation, excepting only orders or process of courts of law and is hereby expressly authorized to comply with and obey orders, judgments or decrees of any court. In case Custodian obeys or complies with any such order, judgment or decree, Custodian shall not be liable to any of the parties hereto or to any other person, firm or corporation by reason of such decree being subsequently reversed, modified, annulled, set aside, vacated or found to have been entered without jurisdiction.

      10.8 Custodian has acted as legal counsel for Pledgees, and may continue to act as legal counsel for Pledgees, from time to time, notwithstanding its duties as Custodian hereunder. Pledgor consents to Custodian acting in such capacity as legal counsel for Pledgees and waives any claim that such representation represents a conflict of interest on the part of Custodian. Pledgor understands that Pledgees and Custodian are relying explicitly on the foregoing provision in entering into this Agreement. Notwithstanding the foregoing, Custodian shall not represent Pledgees in any proceeding resulting from Custodian delivery of the Pledged Securities into court as contemplated in
Section 9.2 hereof.

      10.9 Pledgees shall pay the fees and costs of the Custodian under this Agreement.

      11. Notices.

      Notices, requests, instructions or other documents to be in given under this Agreement shall be in writing and shall be deemed given and received, (i) when sent if sent by facsimile, provided that the fax is promptly confirmed by telephone confirmation thereof, (ii) when delivered, if delivered personally to the intended recipient, and (iii) one business day later, if sent by overnight delivery via a national courier service, and in each case, addressed to a party at the following address for such party:

             if to Pledgor:

                      Advanced Communications Technologies, Inc.
                      420 Lexington Avenue, Suite 2739
                      New York, NY  10170
                      Attention:  Wayne Danson, Chief Executive Officer
                      Facsimile:  646.227.1666

             With a copy to:

                      Eckert Seamans Cherin & Mellott, LLC
                      1515 Market Street - 9th Floor
                      Philadelphia, PA  19102
                      Attention:  Gary A. Miller, Esquire
                      Facsimile:  215.851.8383

             if to any Pledgee:

                      to the address set forth below such Pledgee's name on the signature pages hereto with copies to:

                      Quarles & Brady Streich Lang LLP
                      Renaissance One
                      Two N. Central Avenue
                      Phoenix, Arizona  85004-2391
                      Attention:  Christian J. Hoffmann, III, Esquire
                      Fax:  602-420-5008

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

      12. Miscellaneous.

      12.1 No course of dealing between Pledgor and Pledgees, nor any failure or delay in exercising any right, power or privilege hereunder shall operate as a waiver of such right, power or privileges.

      12.2 THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, AND THE PARTIES AGREE AND CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN NEW YORK COUNTY, NEW YORK IN ANY ACTION OR PROCEEDING HEREUNDER, AND TO SERVICE OF PROCESS BY CERTIFIED MAIL, RETURN RECEIPT REQUESTED (WHICH SHALL CONSTITUTE "PERSONAL SERVICE"). The parties hereto hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this agreement.

      12.3 This Agreement shall inure to the benefit of the successors and assigns of each Pledgee. This Agreement shall be binding upon each of the successors and assigns of Pledgor.

      12.4 This Agreement contains or refers to the entire agreement of the parties with respect to its subject matter, and supersedes any prior arrangements or understandings between the parties with respect thereto. Any waiver, modification, discharge or termination of this Agreement must be in writing and signed by the parties necessary to the enforcement thereof.

      IN WITNESS WHEREOF, and intending to be legally bound by this Agreement, each of the parties hereto has caused this Agreement to be executed and delivered as of December 30, 2005. PLEDGOR:

ATTEST:                                              ADVANCED COMMUNICATIONS
TECHNOLOGIES, INC.


                                                     By: /s/ Wayne I. Danson
--------------------------------------------            ------------------------
                                                         (Authorized Signature)

                                                     Name:    Wayne I. Danson
                                                          ----------------------
                                                             (Printed or Typed)
                                                     Title:     President
                                                           ---------------------
                                                     Date:    December 30, 2004
                                                          ----------------------


State of _____________________   :
                                  ss
County of ___________________    :


      On this _____ day of ______________2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared ___________________________, known or satisfactory identified to me, who acknowledged that he/she was the ______________[title of office] of Advanced Communications Technologies, Inc. and had executed the foregoing instrument in such capacity in the name of and on behalf of such corporation for/ the purposes stated therein.

      Witness my hand and seal the day and year aforesaid.
 [Notarial Seal]

                                                          ----------------------
                                                               Notary Public

                        Signatures continue on next page

                                    PLEDGEES:

ATTEST:

                                                      /s/ Theodore S. Li
--------------------------------------------         ---------------------------
                                                     Theodore S. Li


                                                     Address:

                                                     /s/ Hui Cynthia Lee
                                                     ---------------------------
                                                     Hui Cynthia Lee


                                    Address:

State of _____________________   :
                                  ss
County of ___________________    :


      On this _____ day of ____________2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared Theodore S. Li known or satisfactory identified to me, who acknowledged that he had executed the foregoing instrument for the purposes stated therein.

                  Witness my hand and seal the day and year aforesaid.

[Notarial Seal]
                                                        ------------------------
                                                              Notary Public

State of _____________________   :
                                  ss
County of ___________________    :

      On this _____ day of ____________2005, before me the subscriber, a Notary Public in and for the State and County aforesaid personally appeared Hui Cynthia Lee known or satisfactory identified to me, who acknowledged that she had executed the foregoing instrument for the purposes stated therein.

                  Witness my hand and seal the day and year aforesaid.

[Notarial Seal]


                                                              Notary Public

                             IRREVOCABLE STOCK POWER


      FOR VALUE RECEIVED, ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. does hereby sell, assign and transfer to , shares of the common stock of PACIFIC MAGTRON INTERNATIONAL CORP., a _____________corporation, represented by Certificate(s) No(s) _________________ inclusive, standing in the name of ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. on the books of PACIFIC MAGTRON INTERNATIONAL CORP. ADVANCED COMMUNICATIONS TECHNOLOGIES, INC. does hereby irrevocably constitute and appoint _______________________ attorney to transfer the said stock or bond(s) as the case may be, on the books of PACIFIC MAGTRON INTERNATIONAL CORP., with full power of substitution in the premises.

                               ADVANCED COMMUNICATIONS
                               TECHNOLOGIES, INC.


                               By:                                      (SEAL)
                                  --------------------------------------

                               Dated:                                   , 200__
                                     -----------------------------------

Exhibit E

                              EMPLOYMENT AGREEMENT

      EMPLOYMENT AGREEMENT (this "Agreement"), dated as of this 30th day of December 2004 ("Effective Date"), by and among Pacific Magtron International Corp., a Nevada corporation ("PMIC"), Encompass Group Affiliates, Inc., a Delaware corporation ("Encompass"), Advanced Communication Technologies, Inc., a Florida corporation ("ACT"), and Theodore S. Li, an individual whose address is ________________________________ ("Executive"). For purposes hereof, the terms
PMIC, Encompass and ACT shall include each of their respective subsidiaries and PMIC, Encompass and ACT shall be referred to collectively herein as the "Company."

                                   WITNESSETH

      WHEREAS, Executive presently serves as a Director and as President, Chief Executive Officer, Chief Financial Officer and Treasurer of PMIC;

      WHEREAS, ACT, Executive and certain other shareholders of PMIC have entered into a Stock Purchase Agreement, pursuant to which ACT will purchase all of the shares of common stock of PMIC owned by Executive and each such other shareholder (the "Stock Purchase"); and

      WHEREAS, it is a condition to the Stock Purchase that Executive enter into this Agreement with the Company effective as of the Effective Date.

      NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

      1. Employment. PMIC hereby employs Executive, and Executive hereby accepts employment with PMIC, as Chief Financial Officer and Chief Operating Officer, or such other senior executive position as may be determined by the Board of Directors of PMIC (the "Board") from time to time during the Employment Period (as defined below). For purposes of this Agreement, "senior executive position" shall mean a position of Vice President or a more senior position. In addition to his duties set forth in this Section 1 and Section 3 below, Executive shall at the request of the PMIC CEO (as defined below) or the Board serve as an officer or director of PMIC or any subsidiary of PMIC, without additional compensation and subject to any policy of the Compensation Committee of the Board (the "PMIC Compensation Committee") with regard to directors' fees.

      2. Term; Renewal. The term of this Agreement shall commence on the Effective Date and expire on the third anniversary thereof (the "Employment Period"), unless earlier terminated in accordance with its terms; provided, however, that the Employment Period may, by written agreement between the parties hereto, be extended for an additional one-year period.

      3. Employment and Duties.

            3.1 Duties and Responsibilities.

                  (a) Executive's area of responsibility during the Employment Period shall be that of Chief Financial Officer and Chief Operating Officer of PMIC. Executive shall directly report to the Chief Executive Officer of PMIC (the "PMIC CEO"), or such other senior executive officer of Encompass or ACT, as determined from time to time by the Company. The services to be rendered by Executive pursuant to this Agreement shall consist of such services as defined and directed by the Board or the PMIC CEO.

                  (b) During the Employment Period, Executive shall serve the Company faithfully and to the best of his ability; shall devote his entire working time, attention, energy and skill to his employment and the benefit and business of the Company; and shall use his best efforts, skills and ability to promote the Company's interests and to perform such duties as from time to time may be reasonably assigned to him and are consistent with his titles and positions with the Company.

                  (c) During the Employment Period, in addition to any other duties or responsibilities the Company may give to Executive consistent with
Section 1, Executive shall, subject to Section 3.2 herein, be required to sign, and shall sign, all certifications and such other documents or instruments requested by the Board, the Chief Executive Officer of ACT, or the PMIC CEO in connection with PMIC's and/or ACT's obligations under or to (i) the Securities and Exchange Commission, (ii) any exchange or association on which the Company's shares of capital stock are listed, (iii) any federal, state or local authority, and/or (iv) any other governmental, quasi-governmental or non-governmental entity or organization (foreign or domestic) that regulates or has authority over PMIC and/or ACT. In addition, in the event Executive, in his current position or in any position Executive accepts in the future, becomes obligated to sign certifications and such other documents or instruments as may be required by the rules and regulations promulgated by any of (i) through (iv) above, Executive shall, subject to Section 3.2 herein, sign all such certifications and other documents or instruments as required thereby.

            3.2 Observance of Rules and Regulations. Executive agrees to observe and comply with all applicable laws and regulations, as well as the rules and regulations of the Company with respect to the performance of his duties.

      4. Compensation; Benefits and Expenses.

            4.1 Base Salary. As compensation for the services to be rendered hereunder, during the Employment Period, the Company shall pay to Executive a minimum annual base salary (the "Base Salary") of $120,000.00. The Base Salary shall be payable in accordance with usual payroll practices of the Company. Executive's Base Salary shall be reviewed annually by the PMIC Compensation Committee during the Employment Period and may be increased, but not decreased, from time to time by the PMIC Compensation Committee in its sole discretion.

            4.2 Bonus.

                  (a) Within thirty (30) days after the Effective Date, Executive shall receive a signing bonus in the amount of $225,000.

                  (b) Immediately following each fiscal year, the Company shall set aside for the payment of PMIC executive bonuses, an amount equal to ten percent (10%) of net income of PMIC during such fiscal year (the "PMIC Bonus Pool"). For each fiscal year or portion thereof after the Effective Date and during the Employment Period, the Company shall pay to Executive an annual performance bonus, in cash, equal to a portion of the PMIC Bonus Pool, as determined by the PMIC Compensation Committee, in its sole discretion (the "PMIC Performance Bonus").

For purposes hereof, "net income" shall mean, with respect to PMIC, for any fiscal year, the net income (loss) of PMIC for such fiscal year, determined in accordance with generally accepted accounting principles, consistently applied; provided, however, that there shall be excluded from net income (a) the net income (loss) of any person in which PMIC has a joint interest with a third party, except to the extent such net income is actually paid to PMIC by dividend or other distribution during such fiscal year, (b) the net income (or loss) of any person accrued prior to the date it becomes a subsidiary of PMIC or is merged into or becomes consolidated with PMIC or its assets are purchased by PMIC, and (c) the net income (if positive) of any subsidiary of PMIC to the extent that the declaration or payment of dividends or similar distributions of such net income by such subsidiary (i) is not at that time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order statute, rule or governmental regulation or (ii) would be subject to any taxes payable on such dividends or distributions.

            (c) In addition to the PMIC Performance Bonus, Executive may receive, and ACT may grant to Executive, restricted shares of common stock of ACT, with a vesting schedule and other terms established by the Compensation Committee of the Board of Directors of ACT (the "ACT Compensation Committee"), in its sole discretion (the "Incentive Bonus").

            (d) Executive acknowledges that the amount of the PMIC Performance Bonus and the amount of the Incentive Bonus shall at all times be determined by the PMIC Compensation Committee and the ACT Compensation Committee, respectively, in their respective sole discretion. The Company shall pay each of the Performance Bonus and the Incentive Bonus to Executive within thirty (30) days after the Company's audited results for the applicable fiscal year are delivered to the Company.

      4.3 Earn-Out.

            (a) Earn-Out Shares. In the event Pacific Magtron, Inc. ("PMI"), Pacific Magtron (GA), Inc. ("PMI-GA"), and LiveWarehouse, Inc. ("LW") achieve the Milestones (as defined in Section 4.3(b) below) for any year during the three (3) year period commencing January 1, 2005 and expiring December 31, 2007, Executive shall have the right to receive on March 31 of the immediately following calendar year, the applicable ratable portion of 66,666,666 shares of restricted common stock of ACT (priced at $.01 per share, or $666,666 in the aggregate), to be earned at the end of each such year at the rate of 25% for each of the first and second years and 50% for the third year (the "Shares"); provided, that in the event the Milestones are not achieved in any year, except as provided below, such ratable portion of Shares shall be forfeited entirely, without any ability to re-earn such Shares in a future year; provided further, that in the event Executive's employment with the Company is terminated for "cause" by the Company (as contemplated by Section 6.1 of this Agreement) prior to the expiration of the initial Employment Period, all of the Shares earned or to be earned by Executive shall be forfeited. In the event that Executive's employment with the Company is terminated prior to the expiration of the initial Employment Period for any reason other than "cause," Executive shall be permitted to receive the Shares earned by him prior to such termination, but shall in no event be entitled to receive Shares to be earned after the Termination Date (as defined in Section 6.1 below). Notwithstanding the foregoing, the number of Shares and the price per Share shall be adjusted accordingly for stock splits, reverse stock splits and other recapitalizations effected by ACT, so that Executive retains the right, after accounting for such adjustment, to receive the same percentage of ACT's outstanding shares of Common Stock as Executive would have had the right to receive had such adjustment not been so effected.

Upon earning the Shares at the end of each year, if applicable, the Shares will be placed in escrow with a mutually agreeable escrow agent to be held and released in accordance with the terms of an escrow agreement in substantially the form of Exhibit "A" hereto; provided, however, that in the event that the employment of Executive is terminated by the Company prior to the expiration of the initial Employment Period without cause (as contemplated by Section 6.2 of this Agreement), Executive terminates this Agreement for Good Reason (as contemplated by Section 6.3 of this Agreement), or this Agreement is terminated due to Executive's death or Disability (as defined below), Executive shall receive any Shares earned by him no later than the later of (a) the immediately following March 31 or (b) thirty (30) days after the Termination Date. Upon release from escrow, the Shares will include piggyback registration rights, subject to customary underwriters' cutbacks.

Upon receipt of the Shares, Executive will acquire the Shares for his own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Executive is an "accredited investor," as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act of 1933, as amended. Executive acknowledges that Executive has had the opportunity to ask questions of and receive answers from, or obtain additional information from, the executive officers of the Company concerning the financial and other affairs of the Company, and to the extent deemed necessary in light of such personal knowledge of the Company's affairs, Executive has asked such questions and received answers to the full satisfaction of Executive. Executive understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness of suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

Notwithstanding the foregoing, in the event that the Milestones are not achieved in a given year, the Board of Directors of ACT shall have the right, in its sole and absolute discretion, to grant to Executive all or a portion of the Shares that could have been earned by Executive during such year.

            (b) Milestones. Revenue and EBITDA (earnings before interest, taxes, depreciation and amortization) herein shall be defined according to generally accepted accounting principles and no allocation from PMIC, ACT or Encompass overhead shall be included in the calculation of EBITDA. The Milestones for the combined Revenues and EBITDA of PMI, PMI-GA and LW are:

       Calendar Year End         Revenues      EBITDA
       -----------------         --------      ------
       December 31, 2005         $70,000,000   $490,000
       December 31, 2006         $82,000,000   $738,000
       December 31, 2007         $95,000,000   $950,000

      Notwithstanding anything contained herein to the contrary, the determination of the Milestones shall be based on unaudited pro forma financial statements of PMI, PMI-GA and LW, prepared by the management of PMIC and approved by Executive, the Chief Executive Officer of ACT and the ACT Compensation Committee.

            4.4 Other Benefits. Executive shall also be eligible to participate in any life and health insurance programs and any incentive, savings and retirement plans that the Company makes available to all of its executives of similar seniority. Executive shall also be eligible to receive discretionary performance based bonuses as approved and authorized by the ACT Compensation Committee, including any incentive stock programs approved by ACT's shareholders.

            4.5 Business Expenses. Executive will be reimbursed, in accordance with the Company's expense reimbursement policy, for business expenses that have been pre-approved by the Board or the PMIC CEO upon presentation of vouchers or other documents reasonably necessary to verify the expenditures and sufficient, in form and substance, to satisfy Internal Revenue Service requirements for such expenses.

            4.6 Vacation. Executive shall be entitled to take up to four (4) weeks of vacation per calendar year, which shall be taken in accordance with the Company's vacation policy in effect from time to time for executives of comparable seniority.

      5. No Competitive Activities; Confidentiality; Invention

            5.1 General Restriction. During the Employment Period and for a period of two (2) years thereafter (the "Restricted Period"), Executive covenants and agrees that, except on behalf of the Company, he will not, directly or indirectly:

                  (a) Competing Business. Own, manage, operate, control, participate in the ownership, management, operation or control of, be employed by, or provide services as a consultant to, any individual or business that is involved in business activities that are the same as, similar to or in competition with, directly or indirectly, any business activities conducted, or actively being planned, by Encompass and/or PMIC during the Restricted Period and anywhere in the United States and Canada (it being acknowledged that Encompass' and/or PMIC's businesses are international in scope). The ownership of less than one percent (1%) of the outstanding stock of any public corporation shall not be deemed a violation of this provision.

            (b) Soliciting Customers. Attempt in any manner to contact or solicit any individual, firm, corporation or other entity (i) that is or has been, a customer of Encompass and/or PMIC at any time during the Restricted Period, (ii) to which a proposal has been made by Encompass and/or PMIC during the Restricted Period or (iii) appearing Encompass' and/or PMIC's new business target list on the date of Executive's termination (as such list has been prepared and maintained in accordance with Encompass' and/or PMIC's past practice), for the purpose of providing services or products similar to the services and products provided by Encompass and/or PMIC, or engaging in any activity which could be, directly or indirectly, competitive with the business of Encompass and/or PMIC.

            (c) Interfering with Other Relations. Persuade or attempt to persuade any supplier, vendor, licensor or other entity or individual doing business with Encompass and/or PMIC to discontinue or reduce its business with Encompass and/or PMIC or otherwise interfere in any way with the business relationships and activities of Encompass and/or PMIC.

            (d) Employees. Attempt in any manner to solicit any individual, who is at the time of such attempted solicitation, or was at any time during the one
(1) year period preceding the termination of Executive's employment, an employee or consultant of Encompass and/or PMIC, to terminate his or her employment or relationship with Encompass and/or PMIC, or engage such individual, as an employee or consultant. Cooperate with any other person in persuading, enticing or aiding, or attempting to persuade, entice or aid, any employee of or consultant to Encompass and/or PMIC to terminate his or her employment or business relationship with Encompass and/or PMIC, or to become employed as an employee or retained as a consultant by any person other than Encompass and/or PMIC.

In the event of a voluntary or involuntary filing under Chapter 7 of the United States Bankruptcy Code by PMIC and Encompass that is not dismissed within ninety
(90) days, Executive shall no longer be bound by the restrictions contained in this Section 5.1.

            5.2 Confidentiality Agreement. Executive shall not, either during the Employment Period or at any time thereafter, use or disclose to any third person any Confidential Information (as defined below) of the Company, other than at the direction of the Company, or pursuant to a court order or subpoena, provided that Executive will give notice of such court order or subpoena to the Company prior to such disclosure. Upon the termination of Executive's employment with the Company for any reason, Executive shall return any notes, records, charts, formulae or other materials (whether in hard copy or computer readable form) containing Confidential Information (as defined below), and will not make or retain any copies of such materials. Without limiting the generality of the foregoing, the parties acknowledge that the Company from time to time may be subject to agreements with its customers, suppliers or licensors to maintain the confidence of such other persons' confidential information. The terms of such agreements may require that the Company's employees, including Executive, be bound by such agreements, and Executive shall be deemed so bound upon notice to him of the terms of such agreements. The term "Confidential Information" as used herein shall mean any confidential or proprietary information of the Company whether of a technical, engineering, operational, financial or economic nature, including, without limitation, all prices, discounts, terms and conditions of sale, trade secrets, know-how, customers, inventions, business affairs or practices, systems, products, product specifications, designs, plans, manufacturing and other processes, data, ideas, details and other information of the Company. Confidential Information shall not include information which can be proven by Executive to have been developed by his own work as of the Effective Date completely independent of its disclosure by the Company or which is in the public domain, provided such information did not become available to the general public as a result of Executive's breach of this Section 5.2.

            5.3 Disclosure of Innovations. Executive shall make prompt and full written disclosure to the Company and solely the Company of all writings, inventions, processes, methods, plans, developments, improvements, procedures, techniques and other innovations of any kind that Executive may make, develop or reduce to practice, alone or jointly with others, at any time during the Employment Period, whether during working hours or at any other time and whether at the request or upon the suggestion of the Company or otherwise, and whether or not they are eligible for patent, copyright, trademark, trade secret or other legal protection (collectively, "Innovations"). Examples of Innovations shall include, but are not limited to, discoveries, research, formulas, tools, know-how, marketing plans, new product plans, production processes, advertising, packaging and marketing techniques and improvements to computer hardware or software. The written disclosures provided for herein shall be made to the PMIC CEO or the Board.

            5.4 Assignment of Ownership of Innovations. All Innovations shall be the sole and exclusive property of the Company. Executive hereby assigns all rights, title or interest in and to the Innovations to the Company. At the Company's request and expense, during the Employment Period and at any time thereafter, Executive will assist and cooperate with the Company in all respects and will execute documents and give testimony to obtain, maintain, perfect and enforce for the Company any and all patent, copyright, trademark, trade secret and other legal protections for the Innovations.

            5.5 Remedies. Executive acknowledges that the restrictions contained in the foregoing Sections 5.1 through 5.4, in view of the nature of the business in which the Company is engaged, are reasonable and necessary in order to protect the legitimate interests of the Company, and that the legal remedies for a breach of any of the provisions of this Section 5 will be inadequate and that such provisions may be enforced by restraining order, injunction, specific performance or other equitable relief. Such equitable remedies shall be cumulative and in addition to any other remedies which the injured party or parties may have under applicable law, equity, this Agreement or otherwise. Executive shall not, in any action or proceeding to enforce any of the provisions of this Section 5, assert the claim or defense that an adequate remedy at law exists. The prevailing party shall be entitled to recover its legal fees and expenses in any action or proceeding for breach of this Section 5.

            5.6 Company Property. All Confidential Information; all Innovations; and all correspondence, files, documents, advertising, sales, manufacturers' and other materials or articles or other information of any kind, in any media, form or format furnished to Executive by the Company, which may not deemed confidential, shall be and remain the sole property of the Company ("Company Property"). Upon termination of Executive's employment or at the Company's request, whichever is earlier, Executive shall immediately deliver to the Company all such Company Property.

            5.7 Public Policy/Severability. The parties do not wish to impose any undue or unnecessary hardship upon Executive following his departure from employment with PMIC and/or Encompass, as the case may be. The parties have attempted to limit the provisions of this Section 5 to achieve such a result, and the parties expressly intend that all provisions of this Section 5 be construed to achieve such result. If, contrary to the effort and intent of the parties, any covenant or other obligation contained in this Section 5 shall be found not to be reasonably necessary for the protection of the Company, to be unreasonable as to duration, scope or nature of restrictions, or to impose an undue hardship on Executive, then it is the desire of the parties that such covenant or obligation not be rendered invalid thereby, but rather that the duration, scope or nature of the restrictions be deemed reduced or modified, with retroactive effect, to render such covenant or obligation reasonable, valid and enforceable. The parties further agree that in the event a court, despite the efforts and intent of the parties, declares any portion of the covenants or obligations in this Section 5 invalid, the remaining provisions of this Section 5 shall nonetheless remain valid and enforceable.

      6. Termination.

            6.1 Termination For Cause. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated immediately for "cause," at which time the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease, other than payment to Executive of Base Salary accrued, and reimbursement of expenses incurred in accordance with
Section 4.5, prior to the effective date of termination of this Agreement (the "Termination Date"). As used herein and throughout this Agreement, the term "cause" shall mean (i) any act or omission by Executive that constitutes malfeasance or misfeasance in the course of Executive's duties hereunder, or in the objectively reasonable judgment of the Chief Executive Officer of ACT, the Board of Directors of ACT, the Board or the PMIC CEO, Executive has been grossly negligent (including habitual neglect of duties), or insubordinate in carrying out his duties hereunder, (ii) a material breach of this Agreement by Executive that is not cured within twenty (20) days of receipt of written notice thereof,
(iii) Executive's breach of a fiduciary duty owed to the Company or its affiliates, or (iv) Executive's conviction of, or pleading nolo contendere to, a criminal offense or crime constituting a misdemeanor or felony, or conviction in respect to any act involving fraud, dishonesty or moral turpitude (other than minor traffic infractions or similar minor offenses).

            6.2 Termination without Cause.

                  (a) Without Cause. This Agreement may be terminated by the Company without cause and for any reason or no reason prior to the expiration of the Employment Period upon thirty (30) days' prior written notice from the Company to the Executive.

                  (b) Severance. In the event that the Company terminates Executive's employment without cause, the Company shall pay to Executive (i) Base Salary accrued, Shares earned in accordance with Section 4.3, and expenses incurred in accordance with Section 4.5, prior to the Termination Date, (ii) any unpaid bonus owed to Executive for a prior fiscal year, (iii) other benefits earned by Executive in accordance with Section 4.4 ((i), (ii) and (iii), collectively, the "Accrued Payments"), which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.3 and Section 4.5, as applicable, (iv) any accrued vacation under Section 4.6, and (v) an additional amount of Base Salary which would have been payable to Executive during the six (6) month period immediately following the Termination Date (the "Severance Payment"), which Severance Payment shall be payable in cash to Executive in equal monthly installments on the first business day of each calendar month during the six (6) month period immediately following the Termination Date. Except as provided in the preceding sentence, the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease.

            6.3 Termination for Good Reason.

                  (a) Good Reason. Executive may terminate this Agreement for Good Reason at any time within ninety (90) days after the Executive first has actual knowledge of the occurrence of such Good Reason. For purposes of this Agreement, the term "Good Reason" shall mean any of the following: (i) the assignment to Executive of any duties that are not consistent with the duties set forth in Sections 1 and 3 of this Agreement or any other action by the Company that results in a material diminution in any of the Executive's positions with the Company or in the Executive's authority, duties or responsibilities and to which Executive has not consented (excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company within ten (10) days after receipt of notice thereof given by Executive); (ii) any failure by the Company to comply with any of the provisions of Section 4 of this Agreement provided such failure is for an amount in excess of $10,000 and not cured within five (5) days after receipt of notice thereof given by Executive or is an isolated, insubstantial and inadvertent failure which is not remedied by the Company within ten (10) days after receipt of notice thereof given by the Executive; (iii) the Company's requiring Executive, without Executive's consent and full agreement, to be based at any office other than at PMIC's headquarters located in Milpitas, California; and (iv) any failure by the Company to require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Encompass, ACT or PMIC to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

                  (b) Severance. In the event that Executive terminates this Agreement for Good Reason, the Company shall pay to Executive the Severance Payment in accordance with Section 6.2(b) of this Agreement. Except as provided in the preceding sentence, the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease.

            6.4 Termination of Other Positions. Upon the Termination Date, Executive hereby resigns as Chief Financial Officer and Chief Operating Officer of PMIC and from any and all other positions as officer and/or director Executive may then hold with the Company, and as fiduciary of any benefit plan of the Company. Executive shall promptly execute any further reasonable documentation as requested by the Company and, if Executive is to receive any payments from the Company, execution of such further documentation shall be a condition thereof.

      7. Disability or Death.

            7.1 Disability. If, during the Employment Period, Executive becomes disabled or incapacitated as determined under the Company's Long Term Disability Policy ("Permanently Disabled"), the Company shall have the right at any time thereafter (but in no event less than 120 days after the event causing such disability or incapacity), so long as Executive is then still Permanently Disabled, to terminate this Agreement upon thirty (30) days' prior written notice to Executive. In the event the Company does not have a Long Term Disability Policy at the time of the event causing the Executive to become Permanently Disabled, "Permanently Disabled" shall mean Executive's inability to fully perform his duties and responsibilities hereunder to the full extent required by the Company by reason of illness, injury or incapacity for 120 consecutive days or for more than six (6) months during any twelve (12) month period. If the Company elects to terminate this Agreement in the event that Executive becomes Permanently Disabled, the Company shall have no further obligations or liabilities to Executive, whether under this Agreement or otherwise (including, but not limited to, unearned Shares), other than payment to Executive of the Accrued Payments, which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.4 and Section 4.5, as applicable.

            7.2 Death. If Executive dies during the Employment Period, this Agreement shall automatically terminate as of the date of Executive's death, and the Company shall have no further obligations or liabilities to Executive, whether under this Agreement or otherwise (including, but not limited to, unearned Shares), other than payment to Executive's estate of the Accrued Payments, which Accrued Payments shall be paid to Executive in accordance with
Section 4.1, Section 4.2, Section 4.3 and Section 4.5, as applicable.


      8. Dispute Resolution. If there shall be any dispute between the Company and Executive (i) in the event of any termination of Executive's employment by the Company, or (ii) otherwise arising out of this Agreement, such dispute shall be resolved in accordance with the dispute resolution procedures set forth in Exhibit B attached to this Agreement, the provisions of which are incorporated as a part of this Agreement, and the parties of this Agreement agree that such dispute resolution procedures will be the exclusive method for resolution of disputes under this Agreement; provided, however, that (a) the Company or Executive may seek preliminary judicial relief if, in such party's judgment, such action is necessary to avoid irreparable injury during the pendency of such procedures, and (b) nothing in Exhibit B will prevent either party from exercising the rights of termination set forth in this Agreement. IT IS EXPRESSLY UNDERSTOOD THAT BY SIGNING THIS AGREEMENT, WHICH INCORPORATES BINDING ARBITRATION, THE COMPANY AND EXECUTIVE AGREE TO WAIVE COURT OR JURY TRIAL

      9. Indemnification. Each of the Company and Executive shall indemnify the other for any losses, damages, liabilities, judgments, claims, costs, penalties and expenses incurred by such other party (including, without limitation, costs and reasonable attorneys' fees and costs), resulting from the indemnifying party's failure to perform any of their respective obligations contained in this Agreement.

      10. Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware, without regard to its or any other jurisdiction's conflict of laws principles. Any action to enforce any term hereof shall be brought exclusively within the state or federal courts of Delaware to which jurisdiction and venue all parties hereby submit themselves.

      11. Binding Effect. Except as otherwise herein expressly provided, this Agreement shall be binding upon, and shall inure to the benefit of the parties hereto, their respective heirs, legal representatives, successors and assigns.

      12. Assignment. Any assignee of the Company shall have the right to enforce the restrictive covenants set forth in this Agreement, and the Company shall have the right to assign this Agreement, including the right to enforce such covenants to any successor or assign of the Company. Executive shall not assign this Agreement or his rights and obligations hereunder.

      13. Notices. All notices, designations, consents, offers, acceptances, waivers or any other communication provided for herein, or required hereunder, shall be sufficient if in writing and if sent by registered or certified mail, return receipt requested, overnight courier, or delivered by hand or confirmed facsimile transmission to (i) Executive at his last known address on the books of the Company or (ii) the Company at its principal place of business.

      14. Additional Documents. Each of the parties hereto agrees to execute and deliver, without cost or expense to any other party, any and all such further instruments or documents and to take any and all such further action reasonably requested by such other of the parties hereto as may be necessary or convenient in order to effectuate this Agreement and the intents and purposes thereof.

      15. Counterparts. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and such counterparts may be delivered by facsimile transmission, which facsimile copies shall be deemed originals.

      16. Entire Agreement. This Agreement contains the sole and entire agreement and understanding of the parties and supersedes any and all prior agreements, discussions, negotiations, commitments and understandings among the parties hereto with respect to the subject matter hereof, including, without limitation, that certain expired Letter of Intent, dated May 18, 2004, by and among Executive, the Company and the other parties named therein. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties concerning the subject matter hereto, which are not fully expressed herein or in any supplemental written agreements of even or subsequent date hereof.

      17. Severability. If any provision of this Agreement, or the application thereof to any person or circumstances, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

      18. Modification. This Agreement cannot be changed, modified or discharged orally, but only if consented to in writing by both parties.

      19. Contract Headings. All headings of the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and shall in no way affect the interpretation of any of the provisions of this Agreement.

      20. Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

      21. Representation of Executive. Executive, with the full knowledge that the Company is relying thereon, represents and warrants that he has not made any commitment inconsistent with the provisions hereof and that he is not under any disability which would prevent him from entering into this Agreement and performing all of his obligations hereunder.

      22. Joint Participation in Drafting. Each party to this Agreement participated in the drafting of this Agreement. As such, the language used herein shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party to this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

                                      PACIFIC MAGTRON INTERNATIONAL CORP.,
                                      a Nevada corporation


                                      By: /s/ Martin Nielson
                                          --------------------------------------
                                            Name:  Martin Nielson
                                            Title:  Chief Executive Officer

                                      ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.


                                      By: /s/ Wayne I. Danson
                                          --------------------------------------
                                            Name:  Wayne I. Danson
                                            Title:  President


                                      ENCOMPASS GROUP AFFILIATES, INC., a
                                      Delaware corporation


                                      By: /s/ Martin Nielson
                                          --------------------------------------
                                            Name:  Martin Nielson
                                            Title:  Chief Executive Officer


                                      EXECUTIVE:


                                      /s/ Theodore S. Li
                                      ------------------------------------------
                                      THEODORE S. LI

                                    EXHIBIT A

                          DISPUTE RESOLUTION PROCEDURES

      1. If a controversy arises that is covered by Section 8 of the Agreement, then not later than twelve (12) months from the date of the event that is the subject of dispute Executive or the Company may serve on the other a written notice specifying the existence of such controversy and setting forth in reasonably specific detail the grounds of the notice ("Notice of Controversy"); provided that, in any event, the other party will have at least thirty (30) days from and after the date of the Notice of Controversy to serve a written notice of any counterclaim ("Notice of Counterclaim"). The Notice of Counterclaim will specify the claim or claims in reasonably specific detail. If the Notice of Controversy or the Notice of Counterclaim, as the case may be, is not served within the applicable period, the claim set forth therein will be deemed to have been waived, abandoned and rendered unenforceable.

      2. For a three (3) week period following receipt of the Notice of Controversy or the Notice of Counterclaim, as the case may be, the parties will make a good faith effort to resolve the dispute through negotiation ("Period of Negotiation"). Neither party will take any action during the Period of Negotiation to initiate arbitration proceedings.

      3. If the parties agree during the Period of Negotiation to mediate the dispute, then the Period of Negotiation will be extended by an amount of time to be agreed upon by the parties to permit such mediation. In no event, however, may the Period of Negotiation be extended by more than five weeks or, stated differently, in no event may the Period of Negotiation be extended to encompass more than a total of eight weeks.

      4. If the parties agree to mediate the dispute but are thereafter unable to agree within a week on the format and procedures for the mediation, then the effort to mediate will cease, and the period of Negotiation will terminate four weeks from the Notice of Controversy or the Notice of Counterclaim, as the case may be.

      5. Following the termination of the Period of Negotiation, the dispute, including the main claim and counterclaim, if any, will be settled by arbitration, governed by the Federal Arbitration Act, 9 U.S.C. ss.1 et seq. ("FAA"), and judgment upon the award may be entered in any court having jurisdiction. The format and procedures of the arbitration are set forth below (referred to below as the "Arbitration Agreement").

      6. A notice of intention to arbitrate ("Notice of Arbitration") will be served within forty-five (45) days of the termination of the Period of Negotiation. If the Notice of Arbitration is not served within this period, the claim set forth in the Notice of Controversy or the Notice of Counterclaim, as the case may be, will be deemed to have been waived, abandoned and rendered unenforceable.

      7. The arbitration, including the Notice of Arbitration, will be governed by the Commercial Rules of the American Arbitration Association ("AAA") in effect on the date of the Notice of Arbitration, except that the terms of this Arbitration Agreement will control in the event of any difference or conflict between such Rules and the terms of this Arbitration Agreement.

      8. The arbitrator will reach a decision on the merits on the basis of applicable legal principles as embodied in the law of the State of Delaware. The arbitration hearing will take place in Delaware.

      9. There will be one arbitrator, regardless of the amount in controversy. The arbitrator selected, in order to be eligible to serve, will be a lawyer in Delaware with at least fifteen (15) years experience specializing in either general commercial litigation or general corporate and commercial matters. In the event the parties cannot agree on a mutually acceptable single arbitrator from the list submitted by the AAA, the AAA will appoint the arbitrator who will meet the foregoing criteria.

      10. At the time of appointment and as a condition of the appointment, the arbitrator will be apprised of the time limitations and other provisions of this Arbitration Agreement and will indicate such dispute resolver's agreement to the Tribunal Administrator to comply with such provisions and time limitations.

      11. During the thirty (30) day period following appointment of the arbitrator, either party may serve on the other a request for limited numbers of documents directly related to the dispute. Such documents will be produced within seven (7) days of the request.

      12. Following the thirty-day period of document production, there will be a forty-five (45) day period during which limited depositions will be permissible. Neither party will take more than five (5) depositions, and no deposition will exceed three (3) hours of direct testimony.

      13. Disputes as to discovery or prehearing matters of a procedural nature will be promptly submitted to the arbitrator pursuant to telephone conference call or otherwise. The arbitrator will make every effort to render a ruling on such interim matters at the time of the hearing (or conference call) or within five (5) business days thereafter.

      14. Following the period of depositions, the arbitration hearing will promptly commence. The arbitrator will make every effort to commence the hearing within thirty (30) days of the conclusion of the deposition period and, in addition, will make every effort to conduct the hearing on consecutive business days to conclusion.

      15. An award will be rendered, at the latest, within nine (9) months of the date of the Notice of Arbitration and within thirty (30) days of the close of the arbitration hearing. The award will set forth the grounds for the decision (findings of fact and conclusions of law) in reasonably specific detail. The award will be final and nonappealable except as provided in the FAA and except that a court of competent jurisdiction will have the power to review whether, as a matter of law, based upon the findings of fact by the arbitrator, the award should be confirmed or should be modified or vacated in order to correct any errors of law made by the arbitrator. Such judicial review will be limited to issues of law, and the parties agree that the findings of fact made by the arbitrator will be final and binding on the parties and will serve as the facts to be relied upon by the court in determining the extent to which the award should be confirmed, modified or vacated.

      Except for consequential damages arising from Executive's breach of
Section 5 of the Agreement, which shall not be limited, the award may only be made for compensatory damages, and if any other damages (whether exemplary, punitive, consequential, statutory or other) are included, the award will be vacated and remanded, or modified or corrected, as appropriate to promote this damage limitation.


      Notwithstanding the foregoing, nothing contained herein shall limit the Company's ability to seek a permanent injunction for Executive's breach of
Section 5 of the Agreement.

Exhibit F

                              EMPLOYMENT AGREEMENT

      EMPLOYMENT AGREEMENT (this "Agreement"), dated as of this 30th day of December 2004 ("Effective Date"), by and among Pacific Magtron International Corp., a Nevada corporation ("PMIC"), Encompass Group Affiliates, Inc., a Delaware corporation ("Encompass"), and Advanced Communications Technologies, Inc., a Florida corporation ("ACT"), and Hui Cynthia Lee, an individual whose address is _______________________________ ("Executive"). For purposes hereof, the terms PMIC, Encompass and ACT shall include each of their respective subsidiaries and PMIC, Encompass and ACT shall be referred to collectively herein as the ("Company").

                                   WITNESSETH

      WHEREAS, Executive presently serves as a Director and as Secretary of PMIC and is a shareholder of PMIC;

      WHEREAS, ACT, Executive and certain other shareholders of PMIC have entered into a Stock Purchase Agreement, pursuant to which ACT will purchase all of the shares of common stock of PMIC owned by Executive and each such other shareholder (the "Stock Purchase"); and

      WHEREAS, it is a condition to the Stock Purchase that Executive enter into this Agreement with the Company effective as of the Effective Date.

      NOW, THEREFORE, in consideration of the mutual covenants and promises herein contained, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

      1. Employment. PMIC hereby employs Executive, and Executive hereby accepts employment with PMIC, as Senior Vice President, or such other senior executive position as may be determined by the Board of Directors of PMIC (the "Board") from time to time during the Employment Period (as defined below). For purposes of this Agreement, "senior executive position" shall mean a position of Vice President or a more senior position.

      2. Term; Renewal. The term of this Agreement shall commence on the Effective Date and expire on the second anniversary thereof (the "Employment Period"), unless earlier terminated in accordance with its terms; provided, however, that the Employment Period may, by written agreement between the parties hereto, be extended for an additional one-year period.

      3. Employment and Duties.

            3.1 Duties and Responsibilities.

                  (a) Executive's area of responsibility during the Employment Period shall be that of Senior Vice President of PMIC. Executive shall directly report to the Chief Executive Officer of PMIC (the "PMIC CEO"), or such other senior executive officer of ACT or Encompass, as determined from time to time by the Board or the PMIC CEO. The services to be rendered by Executive pursuant to this Agreement shall consist of such services as defined and directed by the Board or the PMIC CEO.

                  (b) During the Employment Period, Executive shall serve the Company faithfully and to the best of her ability; shall devote her entire working time, attention, energy and skill to her employment and the benefit and business of the Company; and shall use her best efforts, skills and ability to promote the Company's interests and to perform such duties as from time to time may be reasonably assigned to her and are consistent with her titles and positions with the Company.

                  (c) During the Employment Period, in addition to any other duties or responsibilities the Company may give to Executive consistent with
Section 1, Executive shall subject to Section 3.2 below be required to sign, and shall sign, all certifications and such other documents or instruments requested by the Board, the Chief Executive Officer of ACT, the Chief Executive Officer of Encompass, or the PMIC CEO in connection with PMIC's and/or ACT's obligations under or to (i) the Securities and Exchange Commission, (ii) any exchange or association on which the Company's shares of capital stock are listed, (iii) any federal, state or local authority, and/or (iv) any other governmental, quasi-governmental or non-governmental entity or organization (foreign or domestic) that regulates or has authority over PMIC and/or ACT. In addition, in the event Executive, in her current position or in any position Executive accepts in the future, becomes obligated to sign certifications and such other documents or instruments as may be required by the rules and regulations promulgated by any of (i) through (iv) above, Executive shall, subject to
Section 3.2 below, sign all such certifications and other documents or instruments as required thereby.

            3.2 Observance of Rules and Regulations. Executive agrees to observe and comply with all applicable laws and regulations, as well as the rules and regulations of the Company with respect to the performance of her duties.

      4. Compensation; Benefits and Expenses.

            4.1 Base Salary. As compensation for the services to be rendered hereunder, during the Employment Period, the Company shall pay to Executive a minimum annual base salary (the "Base Salary") of $120,000.00. The Base Salary shall be payable in accordance with usual payroll practices of the Company. Executive's Base Salary shall be reviewed annually by the Compensation Committee of the Board (the "PMIC Compensation Committee") during the Employment Period and may be increased, but not decreased, from time to time by the PMIC Compensation Committee in its sole discretion.

            4.2 Bonus.

                  (a) Within thirty (30) days after the Effective Date, Executive shall receive a signing bonus in the amount of $225,000.

                  (b) Immediately following each fiscal year, PMIC shall set aside for the payment of PMIC executive bonuses, an amount equal to ten percent (10%) of net income of PMIC during such fiscal year (the "PMIC Bonus Pool"). For each fiscal year or portion thereof after the Effective Date and during the Employment Period, PMIC shall pay to Executive an annual performance bonus, in cash, equal to a portion of the PMIC Bonus Pool, as determined by the PMIC Compensation Committee, in its sole discretion (the "PMIC Performance Bonus").

For purposes hereof, "net income" shall mean, with respect to PMIC, for any fiscal year, the net income (loss) of PMIC for such fiscal year, determined in accordance with generally accepted accounting principles, consistently applied; provided, however, that there shall be excluded from net income (a) the net income (loss) of any person in which PMIC has a joint interest with a third party, except to the extent such net income is actually paid to PMIC by dividend or other distribution during such fiscal year, (b) the net income (or loss) of any person accrued prior to the date it becomes a subsidiary of PMIC or is merged into or becomes consolidated with PMIC or its assets are purchased by PMIC, and (c) the net income (if positive) of any subsidiary of PMIC to the extent that the declaration or payment of dividends or similar distributions of such net income by such subsidiary (i) is not at that time permitted by operation of the terms of its charter or any agreement, instrument, judgment, decree, order statute, rule or governmental regulation or (ii) would be subject to any taxes payable on such dividends or distributions.

                  (c) In addition to the PMIC Performance Bonus, Executive may receive, and ACT may grant to Executive, restricted shares of common stock of ACT, with a vesting schedule and other terms established by the Compensation Committee of the Board of Directors of ACT (the "ACT Compensation Committee"), in its sole discretion (the "Incentive Bonus").

                  (d) Executive acknowledges that the amount of the PMIC Performance Bonus and the amount of the Incentive Bonus shall at all times be determined by the PMIC Compensation Committee and the ACT Compensation Committee, respectively, in their respective sole discretion. PMIC shall pay each of the Performance Bonus and the Incentive Bonus to Executive within thirty
(30) days after the Company's audited results for the applicable fiscal year are delivered to the Company.

            4.3 Earn-Out.

                  (a) Earn-Out Shares. In the event Pacific Magtron, Inc. ("PMI"), Pacific Magtron (GA), Inc. ("PMI-GA"), and LiveWarehouse, Inc. ("LW") achieve the Milestones (as defined in Section 4.3 below) for any year during the two (2) year period commencing January 1, 2005 and expiring December 31, 2006, Executive shall have the right to receive on March 31 of the immediately following calendar year, the applicable ratable portion of 33,333,333 shares of restricted common stock of ACT (priced at $.01 per share, or $333,333 in the aggregate), to be earned at the end of each such year at the rate of 50% for each year (the "Shares"); provided, that in the event the Milestones are not achieved in any year, except as provided below, such ratable portion of Shares shall be forfeited entirely, without any ability to re-earn such Shares in a future year; provided further, that in the event Executive's employment with PMIC is terminated for "cause" by PMIC (as contemplated by Section 6.1 of this Agreement) prior to the expiration of the initial Employment Period, all of the Shares earned or to be earned by Executive shall be forfeited. In the event that Executive's employment with PMIC is terminated prior to the expiration of the initial Employment Period for any reason other than "cause," Executive shall be permitted to receive the Shares earned by her prior to such termination, but shall in no event be entitled to receive Shares to be earned after the Termination Date (as defined in Section 6.1 below). Notwithstanding the foregoing, the number of Shares and the price per Share shall be adjusted accordingly for stock splits, reverse stock splits and other recapitalizations effected by ACT, so that Executive retains the right to receive, after accounting for such adjustment, the same percentage of ACT's outstanding shares of Common Stock as Executive would have had the right to receive had such adjustment not been so effected.

Upon earning the Shares at the end of each year, if applicable, the Shares will be placed in escrow with a mutually agreeable escrow agent to be held and released in accordance with the terms of an escrow agreement in substantially the form of Exhibit "A" hereto; provided, however, that in the event that the employment of Executive is terminated by PMIC prior to the expiration of the initial Employment Period without cause (as contemplated by Section 6.2 of this Agreement), Executive terminates this Agreement for Good Reason (as contemplated by Section 6.3 of this Agreement), or this Agreement is terminated due to Executive's death or Disability (as defined below), Executive shall receive any Shares earned by her no later than the later of (a) the immediately following March 31 or (b) thirty (30) days after the Termination Date. Upon release from escrow, the Shares will include piggyback registration rights, subject to customary underwriters' cutbacks.

Upon receipt of the Shares, Executive will acquire the Shares for her own account and not with a view to their distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended. Executive is an "accredited investor," as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act of 1933, as amended. Executive acknowledges that Executive has had the opportunity to ask questions of and receive answers from, or obtain additional information from, the executive officers of the Company concerning the financial and other affairs of the Company, and to the extent deemed necessary in light of such personal knowledge of the Company's affairs, Executive has asked such questions and received answers to the full satisfaction of Executive. Executive understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Shares or the fairness of suitability of the investment in the Shares nor have such authorities passed upon or endorsed the merits of the offering of the Shares.

Notwithstanding the foregoing, in the event that the Milestones are not achieved in a given year, the Board of Directors of ACT shall have the right, in its sole and absolute discretion, to grant to Executive all or a portion of the Shares that could have been earned by Executive during such year.

                  (b) Milestones. Revenue and EBITDA (earnings before interest, depreciation, taxes and amortization) herein shall be defined according to generally accepted accounting principles and no allocation from PMIC, ACT or Encompass overhead shall be included in the calculation of EBITDA. The Milestones for the combined Revenues and EBITDA of PMI, PMI-GA and LW are:

           Calendar Year End         Revenues       EBITDA
           -----------------         --------       ------
           December 31, 2005         $70,000,000   $490,000
           December 31, 2006         $82,000,000   $738,000

      Notwithstanding anything contained herein to the contrary, the determination of the Milestones shall be based on unaudited pro forma financial statements of PMI, PMI-GA and LW, prepared by the management of PMIC and approved by Executive, the Chief Executive Officer of ACT and the ACT Compensation Committee.

            4.4 Other Benefits. Executive shall also be eligible to participate in any life and health insurance programs and any incentive, savings and retirement plans that the Company makes available to all of its executives of similar seniority. Executive shall also be eligible to receive discretionary performance based bonuses as approved and authorized by the ACT Compensation Committee, including any incentive stock programs approved by ACT's shareholders.

            4.5 Business Expenses. Executive will be reimbursed, in accordance with the Company's expense reimbursement policy, for business expenses that have been pre-approved by the Board or the PMIC CEO upon presentation of vouchers or other documents reasonably necessary to verify the expenditures and sufficient, in form and substance, to satisfy Internal Revenue Service requirements for such expenses.

            4.6 Vacation. Executive shall be entitled to take up to four (4) weeks of vacation per calendar year, which shall be taken in accordance with the Company's vacation policy in effect from time to time for executives of comparable seniority.

      5. No Competitive Activities; Confidentiality; Invention

            5.1 General Restriction. During the Employment Period and for a period of two (2) years thereafter (the "Restricted Period"), Executive covenants and agrees that, except on behalf of the Company, she will not, directly or indirectly:

                  (a) Competing Business. Own, manage, operate, control, participate in the ownership, management, operation or control of, be employed by, or provide services as a consultant to, any individual or business that is involved in business activities that are the same as, similar to or in competition with, directly or indirectly, any business activities conducted, or actively being planned, by Encompass and/or PMIC during the Restricted Period anywhere in the United States and Canada (it being acknowledged that Encompass' and/or PMIC's businesses are international in scope). The ownership of less than one percent (1%) of the outstanding stock of any public corporation shall not be deemed a violation of this provision.

                  (b) Soliciting Customers. Attempt in any manner to contact or solicit any individual, firm, corporation or other entity (i) that is or has been, a customer of Encompass and/or PMIC at any time during the Restricted Period, (ii) to which a proposal has been made by Encompass and/or PMIC during the Restricted Period or (iii) appearing on Encompass' and/or PMIC's new business target list on the date of Executive's termination (as such list has been prepared and maintained in accordance with Encompass' and/or PMIC's past practice), for the purpose of providing services or products similar to the services and products provided by Encompass and/or PMIC, or engaging in any activity which could be, directly or indirectly, competitive with the business of Encompass and/or PMIC.

                  (c) Interfering with Other Relations. Persuade or attempt to persuade any supplier, vendor, licensor or other entity or individual doing business with Encompass and/or PMIC to discontinue or reduce its business with Encompass and/or PMIC or otherwise interfere in any way with the business relationships and activities of Encompass and/or PMIC.

                  (d) Employees. Attempt in any manner to solicit any individual, who is at the time of such attempted solicitation, or was at any time during the one (1) year period preceding the termination of Executive's employment, an employee or consultant of Encompass and/or PMIC, to terminate his or her employment or relationship with Encompass and/or PMIC, or engage such individual, as an employee or consultant. Cooperate with any other person in persuading, enticing or aiding, or attempting to persuade, entice or aid, any employee of or consultant to Encompass and/or PMIC to terminate his or her employment or business relationship with Encompass and/or PMIC, or to become employed as an employee or retained as a consultant by any person other than Encompass and/or PMIC.

In the event of a voluntary or involuntary filing under Chapter 7 of the United States Bankruptcy Code by PMIC and Encompass that is not dismissed within ninety
(90) days, Executive shall no longer be bound by the restrictions contained in this Section 5.1.

            5.2 Confidentiality Agreement. Executive shall not, either during the Employment Period or at any time thereafter, use or disclose to any third person any Confidential Information (as defined below) of the Company, other than at the direction of the Company, or pursuant to a court order or subpoena, provided that Executive will give notice of such court order or subpoena to the Company prior to such disclosure. Upon the termination of Executive's employment with the Company for any reason, Executive shall return any notes, records, charts, formulae or other materials (whether in hard copy or computer readable form) containing Confidential Information (as defined below), and will not make or retain any copies of such materials. Without limiting the generality of the foregoing, the parties acknowledge that the Company from time to time may be subject to agreements with its customers, suppliers or licensors to maintain the confidence of such other persons' confidential information. The terms of such agreements may require that the Company's employees, including Executive, be bound by such agreements, and Executive shall be deemed so bound upon notice to her of the terms of such agreements. The term "Confidential Information" as used herein shall mean any confidential or proprietary information of the Company whether of a technical, engineering, operational, financial or economic nature, including, without limitation, all prices, discounts, terms and conditions of sale, trade secrets, know-how, customers, inventions, business affairs or practices, systems, products, product specifications, designs, plans, manufacturing and other processes, data, ideas, details and other information of the Company. Confidential Information shall not include information which can be proven by Executive to have been developed by her own work as of the Effective Date completely independent of its disclosure by the Company or which is in the public domain, provided such information did not become available to the general public as a result of Executive's breach of this Section 5.2.

            5.3 Disclosure of Innovations. Executive shall make prompt and full written disclosure to the Company and solely the Company of all writings, inventions, processes, methods, plans, developments, improvements, procedures, techniques and other innovations of any kind that Executive may make, develop or reduce to practice, alone or jointly with others, at any time during the Employment Period, whether during working hours or at any other time and whether at the request or upon the suggestion of the Company or otherwise, and whether or not they are eligible for patent, copyright, trademark, trade secret or other legal protection (collectively, "Innovations"). Examples of Innovations shall include, but are not limited to, discoveries, research, formulas, tools, know-how, marketing plans, new product plans, production processes, advertising, packaging and marketing techniques and improvements to computer hardware or software. The written disclosures provided for herein shall be made to the PMIC CEO or the Board.

            5.4 Assignment of Ownership of Innovations. All Innovations shall be the sole and exclusive property of the Company. Executive hereby assigns all rights, title or interest in and to the Innovations to the Company. At the Company's request and expense, during the Employment Period and at any time thereafter, Executive will assist and cooperate with the Company in all respects and will execute documents and give testimony to obtain, maintain, perfect and enforce for the Company any and all patent, copyright, trademark, trade secret and other legal protections for the Innovations.

            5.5 Remedies. Executive acknowledges that the restrictions contained in the foregoing Sections 5.1 through 5.4, in view of the nature of the business in which the Company is engaged, are reasonable and necessary in order to protect the legitimate interests of the Company, and that the legal remedies for a breach of any of the provisions of this Section 5 will be inadequate and that such provisions may be enforced by restraining order, injunction, specific performance or other equitable relief. Such equitable remedies shall be cumulative and in addition to any other remedies which the injured party or parties may have under applicable law, equity, this Agreement or otherwise. Executive shall not, in any action or proceeding to enforce any of the provisions of this Section 5, assert the claim or defense that an adequate remedy at law exists. The prevailing party shall be entitled to recover its legal fees and expenses in any action or proceeding for breach of this Section 5.

            5.6 Company Property. All Confidential Information; all Innovations; and all correspondence, files, documents, advertising, sales, manufacturers' and other materials or articles or other information of any kind, in any media, form or format furnished to Executive by the Company, which may not deemed confidential, shall be and remain the sole property of the Company ("Company Property"). Upon termination of Executive's employment or at the Company's request, whichever is earlier, Executive shall immediately deliver to the Company all such Company Property.

            5.7 Public Policy/Severability. The parties do not wish to impose any undue or unnecessary hardship upon Executive following her departure from employment with PMIC and/or Encompass, as the case may be. The parties have attempted to limit the provisions of this Section 5 to achieve such a result, and the parties expressly intend that all provisions of this Section 5 be construed to achieve such result. If, contrary to the effort and intent of the parties, any covenant or other obligation contained in this Section 5 shall be found not to be reasonably necessary for the protection of the Company, to be unreasonable as to duration, scope or nature of restrictions, or to impose an undue hardship on Executive, then it is the desire of the parties that such covenant or obligation not be rendered invalid thereby, but rather that the duration, scope or nature of the restrictions be deemed reduced or modified, with retroactive effect, to render such covenant or obligation reasonable, valid and enforceable. The parties further agree that in the event a court, despite the efforts and intent of the parties, declares any portion of the covenants or obligations in this Section 5 invalid, the remaining provisions of this Section 5 shall nonetheless remain valid and enforceable.

      6. Termination.

            6.1 Termination For Cause. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated immediately for "cause," at which time the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease, other than payment to Executive of Base Salary accrued, and reimbursement of expenses incurred in accordance with
Section 4.5, prior to the effective date of termination of this Agreement (the "Termination Date"). As used herein and throughout this Agreement, the term "cause" shall mean (i) any act or omission by Executive that constitutes malfeasance or misfeasance in the course of Executive's duties hereunder, or in the objectively reasonable judgment of the Chief Executive Officer of ACT, the Board of Directors of ACT, the Board or the PMIC CEO, Executive has been grossly negligent (including habitual neglect of duties), incompetent or insubordinate in carrying out her duties hereunder, (ii) a material breach of this Agreement by Executive that is not cured within twenty (20) days of receipt of written notice thereof, (iii) Executive's breach of a fiduciary duty owed to PMIC or its affiliates, or (iv) Executive's conviction of, or pleading nolo contendere to, a criminal offense or crime constituting a misdemeanor or felony, or conviction in respect to any act involving fraud, dishonesty or moral turpitude (other than minor traffic infractions or similar minor offenses).

            6.2 Termination without Cause.

                  (a) Without Cause. This Agreement may be terminated by PMIC without cause and for any reason or no reason prior to the expiration of the Employment Period upon thirty (30) days' prior written notice from PMIC to the Executive.

                  (b) Severance. In the event that PMIC terminates Executive's employment without cause, PMIC shall pay to Executive (i) Base Salary accrued, Shares earned in accordance with Section 4.3, and expenses incurred in accordance with Section 4.5, prior to the Termination Date, (ii) any unpaid bonus owed to Executive for a prior fiscal year, (iii) other benefits earned by Executive in accordance with Section 4.4 ((i), (ii) and (iii), collectively, the

"Accrued Payments"), which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.3 and Section 4.5, as applicable, (iv) any accrued vacation under Section 4.6, and (v) an additional amount of Base Salary which would have been payable to Executive during the six
(6) month period immediately following the Termination Date (the "Severance Payment"), which Severance Payment shall be payable in cash to Executive in equal monthly installments on the first business day of each calendar month during the six (6) month period immediately following the Termination Date. Except as provided in the preceding sentence, the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease.

            6.3 Termination for Good Reason.

                  (a) Good Reason. Executive may terminate this Agreement for Good Reason at any time within ninety (90) days after the Executive first has actual knowledge of the occurrence of such Good Reason. For purposes of this Agreement, the term "Good Reason" shall mean any of the following: (i) the assignment to Executive of any duties that are not consistent with the duties set forth in Sections 1 and 3 of this Agreement or any other action by the Company that results in a material diminution in any of the Executive's positions with the Company or in the Executive's authority, duties or responsibilities and to which Executive has not consented (excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith and which is remedied by the Company within ten (10) days after receipt of notice thereof given by Executive); (ii) any failure by the Company to comply with any of the provisions of Section 4 of this Agreement provided such failure is for an amount in excess of $10,000 and not cured within five (5) days after receipt of notice thereof given by Executive or is an isolated, insubstantial and inadvertent failure which is not remedied by the Company within ten (10) days after receipt of notice thereof given by the Executive; (iii) the Company's requiring Executive, without Executive's consent and full agreement, to be based at any office other than at PMIC's headquarters located in Milpitas, California; and (iv) any failure by the Company to require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of Encompass, ACT or PMIC to assume expressly and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place.

                  (b) Severance. In the event that Executive terminates this Agreement for Good Reason, the Company shall pay to Executive the Severance Payment in accordance with Section 6.2(b) of this Agreement. Except as provided in the preceding sentence, the Company shall have no further obligations or liabilities to Executive whether under this Agreement or otherwise and Executive's right to further compensation and benefits hereunder (including, but not limited to, unearned Shares) shall immediately cease.


            6.4 Termination of Other Positions. Upon the Termination Date, Executive hereby resigns as Senior Vice President of PMIC and from any and all other positions as officer and/or director Executive may then hold with the Company, and as fiduciary of any benefit plan of the Company. Executive shall promptly execute any further documentation as requested by PMIC and, if Executive is to receive any payments from PMIC, execution of such further documentation shall be a condition thereof.

      7. Disability or Death.

            7.1 Disability. If, during the Employment Period, Executive becomes disabled or incapacitated as determined under PMIC's Long Term Disability Policy ("Permanently Disabled"), the Company shall have the right at any time thereafter (but in no event less than 120 days after the event causing such disability or incapacity), so long as Executive is then still Permanently Disabled, to terminate this Agreement upon thirty (30) days' prior written notice to Executive. In the event PMIC does not have a Long Term Disability Policy at the time of the event causing the Executive to become Permanently Disabled, "Permanently Disabled" shall mean Executive's inability to fully perform her duties and responsibilities hereunder to the full extent required by PMIC by reason of illness, injury or incapacity for 120 consecutive days or for more than six (6) months during any twelve (12) month period. If PMIC elects to terminate this Agreement in the event that Executive becomes Permanently Disabled, the Company shall have no further obligations or liabilities to Executive, whether under this Agreement or otherwise (including, but not limited to, unearned Shares), other than payment to Executive of the Accrued Payments, which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.4 and Section 4.5, as applicable.

            7.2 Death. If Executive dies during the Employment Period, this Agreement shall automatically terminate as of the date of Executive's death, and the Company shall have no further obligations or liabilities to Executive, whether under this Agreement or otherwise (including, but not limited to, unearned Shares), other than payment by PMIC to Executive's estate of the Accrued Payments, which Accrued Payments shall be paid to Executive in accordance with Section 4.1, Section 4.2, Section 4.3 and Section 4.5, as applicable.

      8. Dispute Resolution. If there shall be any dispute between the Company and Executive (i) in the event of any termination of Executive's employment by the Company, or (ii) otherwise arising out of this Agreement, such dispute shall be resolved in accordance with the dispute resolution procedures set forth in Exhibit B attached to this Agreement, the provisions of which are incorporated as a part of this Agreement, and the parties of this Agreement agree that such dispute resolution procedures will be the exclusive method for resolution of disputes under this Agreement; provided, however, that (a) the Company or Executive may seek preliminary judicial relief if, in such party's judgment, such action is necessary to avoid irreparable injury during the pendency of such procedures, and (b) nothing in Exhibit B will prevent either party from exercising the rights of termination set forth in this Agreement. IT IS EXPRESSLY UNDERSTOOD THAT BY SIGNING THIS AGREEMENT, WHICH INCORPORATES BINDING ARBITRATION, THE COMPANY AND EXECUTIVE AGREE TO WAIVE COURT OR JURY TRIAL.

      9. Indemnification. Each of the Company and Executive shall indemnify the other for any losses, damages, liabilities, judgments, claims, costs, penalties and expenses incurred by such other party (including, without limitation, costs and reasonable attorneys' fees and costs), resulting from the indemnifying party's failure to perform any of their respective obligations contained in this Agreement.

      10. Governing Law. This Agreement shall be governed by the internal laws of the State of Delaware, without regard to its or any other jurisdiction's conflict of laws principles. Any action to enforce any term hereof shall be brought exclusively within the state or federal courts of Delaware to which jurisdiction and venue all parties hereby submit themselves.

      11. Binding Effect. Except as otherwise herein expressly provided, this Agreement shall be binding upon, and shall inure to the benefit of the parties hereto, their respective heirs, legal representatives, successors and assigns.

      12. Assignment. Any assignee of the Company shall have the right to enforce the restrictive covenants set forth in this Agreement, and the Company shall have the right to assign this Agreement, including the right to enforce such covenants to any successor or assign of the Company. Executive shall not assign this Agreement or her rights and respective obligations hereunder.

      13. Notices. All notices, designations, consents, offers, acceptances, waivers or any other communication provided for herein, or required hereunder, shall be sufficient if in writing and if sent by registered or certified mail, return receipt requested, overnight courier, or delivered by hand or confirmed facsimile transmission to (i) Executive at her last known address on the books of PMIC or (ii) PMIC at its principal place of business.

      14. Additional Documents. Each of the parties hereto agrees to execute and deliver, without cost or expense to any other party, any and all such further instruments or documents and to take any and all such further action reasonably requested by such other of the parties hereto as may be necessary or convenient in order to effectuate this Agreement and the intents and purposes thereof.

      15. Counterparts. This Agreement may be executed simultaneously in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and such counterparts may be delivered by facsimile transmission, which facsimile copies shall be deemed originals.

      16. Entire Agreement. This Agreement contains the sole and entire agreement and understanding of the parties and supersedes any and all prior agreements, discussions, negotiations, commitments and understandings among the parties hereto with respect to the subject matter hereof, including, without limitation, that certain expired Letter of Intent, dated May 18, 2004, by and among Executive, the Company and the other parties named therein. There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties concerning the subject matter hereto, which are not fully expressed herein or in any supplemental written agreements of even or subsequent date hereof.

      17. Severability. If any provision of this Agreement, or the application thereof to any person or circumstances, shall, for any reason and to any extent, be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

      18. Modification. This Agreement cannot be changed, modified or discharged orally, but only if consented to in writing by both parties.

      19. Contract Headings. All headings of the Sections of this Agreement have been inserted for convenience of reference only, are not to be considered a part of this Agreement, and shall in no way affect the interpretation of any of the provisions of this Agreement.

      20. Waiver. Failure to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

      21. Representation of Executive. Executive, with the full knowledge that the Company is relying thereon, represents and warrants that she has not made any commitment inconsistent with the provisions hereof and that she is not under any disability which would prevent him from entering into this Agreement and performing all of her obligations hereunder.

      22. Joint Participation in Drafting. Each party to this Agreement participated in the drafting of this Agreement. As such, the language used herein shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party to this Agreement.

                            [SIGNATURE PAGE FOLLOWS]

      IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

                                  PACIFIC MAGTRON INTERNATIONAL CORP.,
                                  a Nevada corporation


                                  By: /s/ Martin Nielson
                                      ------------------------------------------
                                        Name:  Martin Nielson
                                        Title:  Chief Executive Officer

                                  ADVANCED COMMUNICATIONS TECHNOLOGIES, INC.


                                  By: /s/ Wayne I. Danson
                                      ------------------------------------------
                                        Name:  Wayne I. Danson
                                        Title:  President


                                  ENCOMPASS GROUP AFFILIATES, INC., a
                                  Delaware corporation


                                  By: /s/ Martin Nielson
                                      ------------------------------------------
                                        Name:  Martin Nielson
                                        Title:  Chief Executive Officer


                                  EXECUTIVE:


                                  /s/ Hui Cynthia Lee
                                  ----------------------------------------------
                                  HUI CYNTHIA LEE

                                    EXHIBIT A

                          DISPUTE RESOLUTION PROCEDURES

      1. If a controversy arises that is covered by Section 8 of the Agreement, then not later than twelve (12) months from the date of the event that is the subject of dispute Executive or the Company may serve on the other a written notice specifying the existence of such controversy and setting forth in reasonably specific detail the grounds of the notice ("Notice of Controversy"); provided that, in any event, the other party will have at least thirty (30) days from and after the date of the Notice of Controversy to serve a written notice of any counterclaim ("Notice of Counterclaim"). The Notice of Counterclaim will specify the claim or claims in reasonably specific detail. If the Notice of Controversy or the Notice of Counterclaim, as the case may be, is not served within the applicable period, the claim set forth therein will be deemed to have been waived, abandoned and rendered unenforceable.

      2. For a three (3) week period following receipt of the Notice of Controversy or the Notice of Counterclaim, as the case may be, the parties will make a good faith effort to resolve the dispute through negotiation ("Period of Negotiation"). Neither party will take any action during the Period of Negotiation to initiate arbitration proceedings.

      3. If the parties agree during the Period of Negotiation to mediate the dispute, then the Period of Negotiation will be extended by an amount of time to be agreed upon by the parties to permit such mediation. In no event, however, may the Period of Negotiation be extended by more than five weeks or, stated differently, in no event may the Period of Negotiation be extended to encompass more than a total of eight weeks.

      4. If the parties agree to mediate the dispute but are thereafter unable to agree within a week on the format and procedures for the mediation, then the effort to mediate will cease, and the period of Negotiation will terminate four weeks from the Notice of Controversy or the Notice of Counterclaim, as the case may be.

      5. Following the termination of the Period of Negotiation, the dispute, including the main claim and counterclaim, if any, will be settled by arbitration, governed by the Federal Arbitration Act, 9 U.S.C. ss.1 et seq. ("FAA"), and judgment upon the award may be entered in any court having jurisdiction. The format and procedures of the arbitration are set forth below (referred to below as the "Arbitration Agreement").

      6. A notice of intention to arbitrate ("Notice of Arbitration") will be served within forty-five (45) days of the termination of the Period of Negotiation. If the Notice of Arbitration is not served within this period, the claim set forth in the Notice of Controversy or the Notice of Counterclaim, as the case may be, will be deemed to have been waived, abandoned and rendered unenforceable.

      7. The arbitration, including the Notice of Arbitration, will be governed by the Commercial Rules of the American Arbitration Association ("AAA") in effect on the date of the Notice of Arbitration, except that the terms of this Arbitration Agreement will control in the event of any difference or conflict between such Rules and the terms of this Arbitration Agreement.

      8. The arbitrator will reach a decision on the merits on the basis of applicable legal principles as embodied in the law of the State of Delaware. The arbitration hearing will take place in Delaware.

      9. There will be one arbitrator, regardless of the amount in controversy. The arbitrator selected, in order to be eligible to serve, will be a lawyer in Delaware with at least fifteen (15) years experience specializing in either general commercial litigation or general corporate and commercial matters. In the event the parties cannot agree on a mutually acceptable single arbitrator from the list submitted by the AAA, the AAA will appoint the arbitrator who will meet the foregoing criteria.

      10. At the time of appointment and as a condition of the appointment, the arbitrator will be apprised of the time limitations and other provisions of this Arbitration Agreement and will indicate such dispute resolver's agreement to the Tribunal Administrator to comply with such provisions and time limitations.

      11. During the thirty (30) day period following appointment of the arbitrator, either party may serve on the other a request for limited numbers of documents directly related to the dispute. Such documents will be produced within seven (7) days of the request.

      12. Following the thirty-day period of document production, there will be a forty-five (45) day period during which limited depositions will be permissible. Neither party will take more than five (5) depositions, and no deposition will exceed three (3) hours of direct testimony.

      13. Disputes as to discovery or prehearing matters of a procedural nature will be promptly submitted to the arbitrator pursuant to telephone conference call or otherwise. The arbitrator will make every effort to render a ruling on such interim matters at the time of the hearing (or conference call) or within five (5) business days thereafter.

      14. Following the period of depositions, the arbitration hearing will promptly commence. The arbitrator will make every effort to commence the hearing within thirty (30) days of the conclusion of the deposition period and, in addition, will make every effort to conduct the hearing on consecutive business days to conclusion.

      15. An award will be rendered, at the latest, within nine (9) months of the date of the Notice of Arbitration and within thirty (30) days of the close of the arbitration hearing. The award will set forth the grounds for the decision (findings of fact and conclusions of law) in reasonably specific detail. The award will be final and nonappealable except as provided in the FAA and except that a court of competent jurisdiction will have the power to review whether, as a matter of law, based upon the findings of fact by the arbitrator, the award should be confirmed or should be modified or vacated in order to correct any errors of law made by the arbitrator. Such judicial review will be limited to issues of law, and the parties agree that the findings of fact made by the arbitrator will be final and binding on the parties and will serve as the facts to be relied upon by the court in determining the extent to which the award should be confirmed, modified or vacated.

      Except for consequential damages arising from Executive's breach of
Section 5 of the Agreement, which shall not be limited, the award may only be made for compensatory damages, and if any other damages (whether exemplary, punitive, consequential, statutory or other) are included, the award will be vacated and remanded, or modified or corrected, as appropriate to promote this damage limitation.


      Notwithstanding the foregoing, nothing contained herein shall limit the Company's ability to seek a permanent injunction for Executive's breach of
Section 5 of the Agreement.

                                       3